UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2017
(Commission File No. 001-34429),

PAMPA ENERGIA S.A.
(PAMPA ENERGY INC.)

Argentina
(Jurisdiction of incorporation or organization)

Maipú 1
C1084ABA
City of Buenos Aires
Argentina
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___X___ Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No ___X___

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2017 AND FOR THE NINE AND THREE

MONTH PERIODS THEN ENDED

PRESENTED WITH COMPARATIVE FIGURES

GLOSSARY OF TERMS

The following are not technical definitions, but they are helpful for the reader’s understanding of some terms used in the notes to the unaudited consolidated condensed interim financial statements of the Company.

Terms	Definitions
APCO Oil	APCO Oil & Gas international Inc
BLL	Bodega Loma La Lata S.A.
BO	Official Gazette
ByMA	Bolsas y Mercados Argentinos
CAMMESA	Compañía Administradora del Mercado Eléctrico Mayorista S.A.
CB	Corporate Bonds
CIESA	Compañía de inversiones de energía S.A.
Citelec	Compañía Inversora en Transmisión Eléctrica Citelec S.A.
CNG	Compressed Natural Gas
CNV	Comisión Nacional de Valores – Argentine Securities Commisssion
Corod	Corod Producción S.A.
CPB	Central Piedra Buena S.A.
CTG	Central Térmica Güemes S.A.
CTLL	Central Térmica Loma La Lata S.A.
CTP	Central Térmica Piquirenda
CYCSA	Comunicación y Consumos S.A.
DESA	Desarrollos Energéticos S.A.
EASA	Electricidad Argentina S.A.
EcuadorTLC	EcuadorTLC S.A.
Edenor	Empresa Distribuidora y Comercializadora Norte S.A.
Eg3 Red	Eg3 Red S.A.
EMESA	Empresa Mendocina de Energía S.A.
ENRE	National Regulatory Authority of Electricity
FOCEDE	Fund works of consolidation and expansion of electrical distribution
FONINVEMEM	Fund for Investments required to increase the electric power supply in the WEM
Foundation	Pampa Energía Foundation committed to education (Foundation)

GLOSSARY OF TERMS: (Continuation)

Terms	Definitions
GUMA, GUME, GUDI	Gran Usuario Mayor, Gran Usuario Menor, Gran Usuario del Distribuidor
HIDISA	Hidroeléctrica Diamante S.A.
HINISA	Hidroeléctrica Los Nihuiles S.A.
IASB	International Accounting Standards Board
IEASA	IEASA S.A.
IGJ	Inspección General de Justicia - General Inspection of Justice
IGMP	Minimum Notional Income Tax
INDISA	Inversora Diamante S.A.
INNISA	Inversora Nihuiles S.A.
IPB	Inversora Piedra Buena S.A.
IPIM	Índice de Precios Internos al por Mayor
MAT	WEM’s Forward Market
MEyM	Ministry of Energy and Mining
NIC	International Accounting Standards
NIIF	International Financial Reporting Standards
NYSE	New York Stock Exchange
OED	Organismo Encargado del Despacho
Orígenes Retiro	Orígenes Seguros de Retiro S.A.
PACOSA	Pampa Comercializadora S.A.
PEB	Pampa Energía Bolivia S.A. (previously “PBI” Petrobras Bolivia Internacional S.A.)
PELSA	Petrolera Entre Lomas S.A.
PEPASA	Petrolera Pampa S.A.
PEPCA	PEPCA S.A.
PHA	Petrobras Hispano Argentina S.A.
PISA	Pampa Inversiones S.A.
PP	Pampa Participaciones S.A.

GLOSSARY OF TERMS: (Continuation)

Terms	Definitions
PP II	Pampa Participaciones II S.A.
PPSL	Petrobras Participaciones S.L
PYSSA	Préstamos y Servicios S.A.
RTI	Tariff Structure Review
Salaverri, Dellatorre, Burgio & Wetzler	Salaverri, Dellatorre, Burgio y Wetzler Malbran Abogados Sociedad Civil
SE	Secretary of Energy
SEE	Secretary of Electrical Energy
SEC	Securities and Exchange Commission
TG	Gas Turbine
TGS	Transportadora de Gas del Sur S.A.
The Company / Pampa	Pampa Energía S.A.
The Group	Pampa Energía S.A. and its subsidiaries
TJSM	Termoeléctrica San Martín S.A.
TMB	Termoeléctrica Manuel Belgrano S.A.
Transba	Empresa de Transporte de Energía Eléctrica por Distribución Troncal de la Provincia de Buenos Aires Transba S.A.
Transelec	Transelec Argentina S.A.
Transener	Compañía de Transporte de Energía Eléctrica en Alta Tensión Transener S.A.
UTE Senillosa	Petrolera Pampa S.A. – Rovella Carranza – Gas y Petróleo de Neuquén, Unión Transitoria de Empresas Senillosa
WEM	Wholesale Electricity Market
WEBSA	World Energy Business S.A.

UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT

OF FINANCIAL POSITION

As of September 30, 2017

presented with comparative figures

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

	Note	09.30.2017	12.31.2016
ASSETS
NON CURRENT ASSETS
Investments in joint ventures	8	4,692	3,699
Investments in associates	9	825	787
Property, plant and equipment	10	47,102	41,090
Intangible assets	11	1,909	2,014
Other assets		2	13
Financial assets at fair value through profit and loss	12	150	742
Financial assets at amortized cost	13	1	62
Deferred tax assets	14	1,636	1,232
Trade and other receivables	15	5,407	4,469
Total non current assets		61,724	54,108

CURRENT ASSETS
Other assets		-	1
Inventories		4,154	3,360
Financial assets at fair value through profit and loss	12	11,864	4,188
Financial assets at amortized cost	13	214	23
Derivative financial instruments		4	13
Trade and other receivables	15	16,136	14,144
Cash and cash equivalents	16	462	1,421
Total current assets		32,834	23,150
Non current assets classified as held for sale		32	19
Total assets		94,590	77,277

UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT

OF FINANCIAL POSITION

 (Continuation)

	Note	09.30.2017	12.31.2016
SHAREHOLDERS´ EQUITY
Share capital	17	1,935	1,938
Share premium		4,842	4,828
Treasury shares	17	3	-
Treasury shares cost		(72)	-
Legal reserve		300	232
Voluntary reserve		5,146	3,862
Other reserves		134	135
Retained earnings (Acumulated losses)		1,731	(11)
Other comprehensive income		292	70
Equity attributable to owners of the company		14,311	11,054
Non-controlling interest		3,987	3,020
Total equity		18,298	14,074

LIABILITIES
NON CURRENT LIABILITIES
Trade and other payables	18	5,675	5,336
Borrowings	19	33,053	15,286
Deferred revenue		195	200
Salaries and social security payable		106	94
Defined benefit plans		1,030	921
Deferred tax liabilities	14	3,685	3,796
Income tax and minimum notional income tax provision		821	934
Taxes payables		444	306
Provisions	20	5,377	6,267
Total non current liabilities		50,386	33,140

CURRENT LIABILITIES
Trade and other payables	18	14,921	12,867
Borrowings	19	4,962	10,686
Deferred revenue		3	1
Salaries and social security payable		1,814	1,745
Defined benefit plans		113	112
Income tax and minimum notional income tax provision		890	1,454
Taxes payables		2,395	2,392
Provisions	20	808	806
Total current liabilities		25,906	30,063
Total liabilities		76,292	63,203
Total liabilities and equity		94,590	77,277

The accompanying notes are an integral part of these unaudited condensed interim financial statements

UNAUDITED CONSOLIDATED CONDENSED INTERIM

STATEMENT OF COMPREHENSIVE INCOME

For the nine and three month periods ended September 30, 2017 presented with comparative figures

 (In millions of Argentine Pesos (“$”) – unless otherwise stated)

		Nine-month		Three-month
	Note	09.30.2017	09.30.2016	09.30.2017	09.30.2016

Revenue	21	48,158	18,280	17,357	9,897
Cost of sales	22	(33,954)	(15,490)	(11,972)	(8,179)
Gross profit		14,204	2,790	5,385	1,718

Selling expenses	23	(3,610)	(1,702)	(1,179)	(851)
Administrative expenses	24	(3,611)	(2,379)	(1,246)	(1,448)
Exploration expenses	25	(51)	(76)	(28)	(76)
Other operating income	26	2,955	2,526	871	1,187
Other operating expenses	26	(2,463)	(1,117)	(826)	(719)
Share of profit (loss) from joint ventures	8	820	(194)	263	(121)
Share of profit from associates	9	45	2	34	5
Income from the sale of subsidiaries		-	480	-	480
Operating income		8,289	330	3,274	175

Financial income	27	1,047	483	365	228
Financial expenses	27	(3,692)	(3,039)	(1,273)	(1,619)
Other financial results	27	(1,325)	157	(534)	(78)
Financial results, net		(3,970)	(2,399)	(1,442)	(1,469)
Profit (loss) before income tax		4,319	(2,069)	1,832	(1,294)

Income tax and minimum notional income tax	14	(349)	525	(208)	176
Profit (loss) of the period		3,970	(1,544)	1,624	(1,118)

Other comprehensive income (loss)
Items that will not be reclassified to profit or loss
Remeasurements related to defined benefit plans		74	(1)	74	(1)
Income tax		(26)	-	(26)	-
Items that may be reclassified to profit or loss
Translation differences		349	58	156	59
Other comprehensive income of the period		397	57	204	58
Total comprehensive income (loss) of the period		4,367	(1,487)	1,828	(1,060)

Total income (loss) of the period attributable to:
Owners of the company		3,094	(993)	1,284	(932)
Non - controlling interest		876	(551)	340	(186)
		3,970	(1,544)	1,624	(1,118)

Total comprehensive income (loss) of the period attributable to:
Owners of the company		3,316	(981)	1,406	(919)
Non - controlling interest		1,051	(506)	422	(141)
		4,367	(1,487)	1,828	(1,060)

Earnings (loss) per share attributable to the equity holders of the company during the period
Basic and diluted earnings (loss) per share	28	1.5981	(0.5855)

             The accompanying notes are an integral part of these unaudited condensed interim financial statements.

UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN EQUITY

For the nine-month period ended September 30, 2017

presented with comparative figures

 (In millions of Argentine Pesos (“$”) – unless otherwise stated)

	Attributable to owners
	Equity holders of the company				Retained earnings						Non-controlling interest	Total equity
	Share capital	Share premium	Treasury shares	Treasury shares cost	Legal reserve	Voluntary reserve	Other reserves (1)	Other comprehensive income / (loss) for the year	Retained earnings (Accumulated losses)	Subtotal
Balance as of December 31, 2015	1,696	1,111	-	-	51	978	120	(31)	3,065	6,990	1,391	8,381

Constitution of legal reserve - Shareholders’ meeting 04.29.2016	-	-	-	-	153	-	-	-	(153)	-	-	-
Constitution of voluntary reserve - Shareholders’ meeting 04.29.2016	-	-	-	-	-	2,912	-	-	(2,912)	-	-	-
Issuance of shares on exercise of stock options (Note 50)	-	-	-	-	-	-	-	-	-	-	7,798	7,798
Sale of subsidiaries	-	-	-	-	-	-	3	-	-	3	1	4
Dividends attributables to non-controlling interest	-	-	-	-	-	-	-	-	-	-	(44)	(44)
Loss for the nine-month period	-	-	-	-	-	-	-	-	(993)	(993)	(551)	(1,544)
Other comprehensive loss for the nine-month period	-	-	-	-	-	-	-	12	-	12	45	57
Comprehensive loss for the nine-month period	-	-	-	-	-	-	-	12	(993)	(981)	(506)	(1,487)

Balance as of September 30, 2016	1,696	1,111	-	-	204	3,890	123	(19)	(993)	6,012	8,640	14,652

Recomposition of legal reserve - Shareholders’ meeting 11.17.2016	-	-	-	-	28	(28)	-	-	-	-	-	-
Acquisition of subsidiaries	-	-	-	-	-	-	-	-	-	-	71	71
Public offer for the acquisition of subsidiaries' shares	141	1,387	-	-	-	-	-	-	-	1,528	(4,260)	(2,732)
Merger with subsidiary	101	2,330	-	-	-	-	-	-	-	2,431	(1,764)	667
Stock compensation plans	-	-	-	-	-	-	12	-	-	12	10	22
Dividends attributables to non-controlling interest	-	-	-	-	-	-	-	-	-	-	(38)	(38)
Profit for the complementary three-month period	-	-	-	-	-	-	-	-	982	982	310	1,292
Other comprehensive income for the complementary three-month period	-	-	-	-	-	-	-	89	-	89	51	140
Comprehensive income for the complementary three-month period	-	-	-	-	-	-	-	89	982	1,071	361	1,432

Balance as of December 31, 2016	1,938	4,828	-	-	232	3,862	135	70	(11)	11,054	3,020	14,074

(1) It includes the result of operations with non-controlling interest that do not result in a loss of control and reserves for stock compensation plans.

UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN EQUITY

(Continuation)

	Attributable to owners
	Equity holders of the company				Retained earnings						Non-controlling interest	Total equity
	Share capital	Share premium	Treasury shares	Treasury shares cost	Legal reserve	Voluntary reserve	Other reserves (1)	Other comprehensive income / (loss) for the year	Retained earnings (Accumulated losses)	Subtotal
Balance as of December 31, 2016	1,938	4,828	-	-	232	3,862	135	70	(11)	11,054	3,020	14,074
Constitution of legal reserve - Shareholders’ meeting 07.04.2017	-	-	-	-	68	-	-	-	(68)	-	-	-
Constitution of voluntary reserve - Shareholders’ meeting 07.04.2017	-	-	-	-	-	1,284	-	-	(1,284)	-	-	-
Stock compensation plans (Note 36)	-	14	-	-	-	-	(1)	-	-	13	4	17
Acquisition of own shares (Note 36)	(3)	-	3	(72)	-	-	-	-	-	(72)	-	(72)
Distribution of dividends	-	-	-	-	-	-	-	-	-	-	(88)	(88)
Profit for the nine-month period	-	-	-	-	-	-	-	-	3,094	3,094	876	3,970
Other comprehensive income for the nine-month period	-	-	-	-	-	-	-	222	-	222	175	397
Comprehensive income for the nine-month period	-	-	-	-	-	-	-	222	3,094	3,316	1,051	4,367

Balance as of September 30, 2017	1,935	4,842	3	(72)	300	5,146	134	292	1,731	14,311	3,987	18,298

(1) It includes the result of operations with non-controlling interest that do not result in a loss of control and reserves for stock compensation plans.

The accompanying notes are an integral part of these unaudited condensed interim financial statements.

UNAUDITED CONSOLIDATED CONDENSED INTERIM

STATEMENT OF CASH FLOWS

For the nine-month period ended September 30, 2017

presented with comparative figures

 (In millions of Argentine Pesos (“$”) – unless otherwise stated)

	Note	09.30.2017	09.30.2016

Cash flows from operating activities:
Total profit (loss) for the period		3,970	(1,544)

Adjustments to reconcile net profit (loss) to cash flows generated by operating activities:
Income tax and minimum notional income tax		349	(525)
Accrued interest		2,562	2,533
Depreciations and amortizations	22, 23 and 24	3,963	1,796
Constitution of allowances, net	23 and 26	172	113
Constitution of provisions, net	26	168	278
Share of (profit) loss from joint ventures and associates	8 and 9	(865)	192
Accrual of defined benefit plans	22, 23 and 24	259	118
Net foreign currency exchange difference	27	2,033	693
Result from measurement at present value	27	92	1
Changes in the fair value of financial instruments		(847)	(861)
Results from property, plant and equipment sale and decreases		9	(252)
Income from sale of investments in subsidiaries		-	(480)
Higher costs recognition - SE Resolution No. 250/13 and subsequent Notes		-	(82)
Dividends received	26	(33)	(6)
Asset retirement obligation	27	67	28
Compensation agreements	23, 24 and 26	447	288
Other expenses FOCEDE	26	-	15
Other financial results		22	290
Onerous contract (Ship or pay)	26	9	-
Other		64	49

Changes in operating assets and liabilities:
Increase in trade receivables and other receivables		(2,595)	(2,435)
(Increase) decrease in inventories		(665)	9
(Decrease) increase in trade payables and other payables		(229)	2,116
Increase in deferred income		-	41
Increase in salaries and social security payable		2	290
Decrease in defined benefit plans		(80)	(19)
(Decrease) increase in tax payables		(339)	23
(Decrease) increase in provisions		(1,352)	10
Income tax and minimum notional income tax paid		(1,303)	(216)
Proceeds from derivative financial instruments		169	41
Net cash generated by operating activities		6,049	2,504

UNAUDITED CONSOLIDATED CONDENSED INTERIM

STATEMENT OF CASH FLOWS (Continuation)

	Note	09.30.2017	09.30.2016

Cash flows from investing activities:
Purchases of property, plant and equipment		(9,217)	(3,946)
Purchases of financial assets		(9,182)	(220)
Adquisition of intangible assets		-	(12)
Payment for companies' acquisitions		-	(9,005)
Proceeds from property, plant and equipment sale		257	-
Proceeds from financial assets' sale and amortization		7,577	3,511
Proceeds from sales of subsidiaries		328	305
Dividends received		40	63
Proceeds from (granted of) loans		30	5
(Suscription) recovery of investment funds, net		(3,436)	666
Net cash used in investing activities		(13,603)	(8,633)

Cash flows from financing activities:
Proceeds from borrowings		24,117	13,299
Payment of borrowings		(15,228)	(2,550)
Payment of borrowings' interests		(2,082)	(1,005)
Payment for acquisition of own shares		(72)	-
Payment for repurchase of own debt		-	(483)
Payments of dividends from subsidiaries to third parties		(88)	(44)
Repayment of own debt		(28)	(222)
Proceeds from sales of shares in subsidiaries		-	3
Net cash generated by financing activities		6,619	8,998

(Decrease) increase in cash and cash equivalents		(935)	2,869

Cash and cash equivalents at the begining of the year	16	1,421	517
Exchange difference generated by cash and cash equivalents		(24)	156
(Decrease) increase in cash and cash equivalents		(935)	2,869
Cash and cash equivalents at the end of the period	16	462	3,542

Significant Non-cash transactions:
Acquisition of property, plant and equipment through an increase in trade payables	(1,087)	(669)
Borrowing costs capitalized in property, plant and equipment	(257)	(427)
Receivable for property, plan and equipment sale, pending of collection	358	-
Decrease in borrowings through offsetting with trade receivables	(13)	(192)
Increase in asset retirement obligation provision	29	(25)
Constitution of guarantee of derivative financial instruments, net through the delivery of financial assets at fair value through profit or loss	155	-
Outstanding receivable for the sale of interests in subsidiaries and financial assets	-	(1,200)

      The accompanying notes are an integral part of these unaudited condensed interim financial statements.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

For the nine and three month periods ended September 30, 2017 presented with comparative figures

 (In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 1: GENERAL INFORMATION

The Company is the largest fully integrated power company in Argentina and, through its subsidiaries, it participates in the electricity and oil and gas value chains.

In the generation segment, the Company has a 3,656 MW installed capacity, which represents approximately 10.1% of Argentina’s installed capacity, and is the second largest independent generator in the country. Additionally, the Company is currently undergoing a process to expand its capacity by 598 MW.

In the distribution segment, the Company has a controlling interest in Edenor, the largest electricity distributor in Argentina, which has 2.9 million customers and a concession area covering the Northern part of the City of Buenos Aires and Northwestern Greater Buenos Aires.

In the oil and gas segment, the Company is one of the leading oil and natural gas producers in Argentina, with operations in 16 production areas and 8 exploratory areas and a production level of 8 million m3/day of natural gas and 22,100 barrels of oil equivalent for oil and NGLs. Its main natural gas production blocks are Rincón del Mangrullo, El Mangrullo, Río Neuquén and Sierra Chata, located in the Provinces of Neuquén and Río Negro, whereas its main oil production areas are 25 de Mayo-Medanito S.E., El Tordillo and Entre Lomas-Bajada del Palo, located in the Provinces of Río Negro, Neuquén and Chubut. A large part of its gas production is sold under the Natural Gas Surplus Injection Program and the Natural Gas Surplus Injection Program for Companies with Reduced Injection at a total price of U$S 7.5/million BTU. Additionally, the Company operates in 4 production areas in Venezuela, with a crude oil production of 1,700 barrels/day, and has a 23.1% interest in Oldelval, a company engaged in the transportation of crude oil from the Neuquén basin to the Province of Buenos Aires.

In the refining and distribution segment, the Company owns the Dr. Ricardo Eliçabe Refinery in the City of Bahía Blanca, which has a 30,200 bbl/day capacity, and has a 28.5% interest in Refinor (owner of a refinery located in Campo Durán, Province of Salta, and 79 gas stations in Northern Argentina). Furthermore, the Company sells fuels through a network of 254 gas stations located in the center and south of the country, and has a storage capacity of 2.5 million barrels distributed among the Dr. Ricardo Eliçabe Refinery and the Dock Sud and Caleta Paula Terminals. Additionally, the Company produces lubricants in its Avellaneda industrial plant.

In the petrochemicals segment, the Company has three high-complexity plants producing a wide variety of petrochemical products, including styrenics and synthetic rubber, and holding a large market share.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 1: (Continuation)

Finally, through its holding and others segment, the Company participates in the electricity and gas transportation businesses, conducts financial investment transactions and maintains investments in other companies having complementary businesses. In the transmission business, the Company jointly controls Citelec, which has a controlling interest in Transener, a company engaged in the operation and maintenance of a 20,718 km high-voltage electricity transmission network in Argentina with an 85% share in the Argentine electricity transmission market. In the gas transportation business, the Company jointly controls CIESA, which has a controlling interest in TGS, a company holding a concession for the transportation of natural gas with 9,184 km of gas pipelines in the center, west and south of Argentina, and which is also engaged in the processing and sale of natural gas liquids through the Cerri Complex.

NOTE 2: REGULATORY FRAMEWORK

The main regulatory provisions affecting the electricity market and the activities of the company have been detailed in the financial statements for the year ended December 31, 2016, with the exception of the changes stated below.

2.1          Generation

2.1.1. SEE Resolution No. 19-E/17 – New Remuneration Scheme for generation

On February 2, 2017, the SEE issued Resolution No. 19-E/17 (the "Resolution"), which replaces the remuneration scheme set forth by Resolution No. 22/16 (update of the remuneration scheme implemented by Res. No. 95/13 and previously updated by Res. No. 529/14 and Res. No. 482/15) and establishes guidelines for the remuneration to generation plants as from the commercial transaction corresponding to February 1, 2017.

The Resolution provides for remunerative items based on technology and scale, establishing dollar-denominated prices payable in pesos at the BCRA’s exchange rate effective on the last business day of the month of the applicable economic transaction; the transaction's maturity will be the one provided for in CAMMESA's Proceedings.

2.1.1.1 Remuneration for Available Power Capacity

Thermal Power Generators

The Resolution provides for a minimum remuneration for power capacity based on technology and scale, and allows generating, co-generating and self-generating agents owning conventional thermal power stations to offer Guaranteed Availability Commitments for the energy and power capacity generated by their units not committed under the Energía Plus service modality or under the WEM Supply Agreement pursuant to Resolution No. 220/07.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

Availability Commitments for each unit should be declared for a term of three years, together with information for the Summer Seasonal Programming (except for 2017, where information may be submitted within the term for the winter seasonal period), with the possibility to offer different availability values for summer and winter six-month periods.

Finally, generators will enter into a Guaranteed Availability Commitment Agreement with CAMMESA, which may assign it to the demand as defined by the SEE. The committed thermal generators’ remuneration for power capacity will be proportional to their compliance.

-          Minimum Remuneration: It applies to generators with no Availability Commitments

Technology/Scale	Minimum Price [U$S/MW- month]
Large CC Capacity > 150 MW	3,050
Large TV Capacity > 100 MW	4,350
Small TV Capacity ≤ 100 MW	5,700
Large TG Capacity > 50 MW	3,550
Internal Combustion Engines	5,700

-           Base Remuneration: It applies to generators with Availability Commitments

Period	Base Price [U$S/MW- month]
May 17 – Oct. 17	6,000
Nov. 17 onwards	7,000

-          Additional Remuneration: Remuneration for the additional available power capacity aiming to encourage Availability Commitments for the periods with a higher system demand. CAMMESA will define a Monthly Thermal Generation Goal for the set of qualified generators on a bi-monthly basis and will call for additional power capacity availability offers with prices not exceeding the additional price.

Period	Additional Price [U$S/MW- month]
May 17 – Oct. 17	1,000
Nov. 17 onwards	2,000

Hydroelectric Generators

In the case of hydroelectric power plants, a base remuneration and an additional remuneration for power capacity were established.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

Power capacity availability is determined independently of the reservoir level, the contributions made, or the expenses incurred. Furthermore, in the case of pumping hydroelectric power plants, the following is considered to calculate availability: i) the operation as turbine at all hours within the period, and ii) the availability as pump at off-peak hours every day and on non-business days.

The base remuneration is determined by the actual power capacity plus that under programmed and/or agreed maintenance:

Technology/Scale	Base Price (U$S/MW- month)
Medium HI Capacity > 120 ≤ 300 MW	3,000
Small HI Capacity > 50 ≤ 120 MW	4,500
Large Pumped HI Capacity > 120 ≤ 300 MW	2,000

Similarly to the provisions of Resolution No. 22/16, in the case of hydroelectric power plants maintaining control structures on river courses and not having an associated power plant, a 1.20 factor will be applied to the plant at the headwaters.

The additional remuneration applies to power plants of any scale for their actual availability and based on the applicable period:

Type of Power Plant	Period	Additional Price (U$S/MW- month)
Conventional	May 17 – Oct. 17	500
	Nov. 17 onwards	1,000
Pumped	May 17 – Oct. 17	-
	Nov. 17 onwards	500

As from November 2017, the allocation and collection of 50% of the additional remuneration will be conditional upon the generator: i) taking out insurance, to CAMMESA’s satisfaction, to cover for major incidents on critical equipment; and ii) the progressive updating of the plant's control systems pursuant to an investment plan to be submitted based on criteria to be defined by the SEE.

Other Technologies

The remuneration is made up of a base price and an additional price associated with the availability of the installed equipment with an operating permanence longer than 12 months as from the beginning of the Summer Seasonal Programming.

Technology/Scale	Price
	Base (U$S/MWh)	Additional (U$S/MWh)
Wind Power	7.5	17.5

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

2.1.1.2 Remuneration for Generated and Operated Energy

The remuneration for Generated Energy is valued at variable prices according to the type of fuel:

Technology/Scale	Natural Gas [U$S/MWh]	Hydrocarbons (U$S/MWh)
Large CC Capacity > 150 MW	5.0	8.0
Large TV Capacity > 100 MW	5.0	8.0
Small TV Capacity ≤ 100 MW	5.0	8.0
Large TG Capacity > 50 MW	5.0	8.0
Internal Combustion Engines	7.0	10.0

The remuneration for Operated Energy applies to the integration of hourly power capacities for the period, and is valued at U$S 2.0/MWh for any type of fuel.

In the case of hydroelectric plants, prices for Generated and Operated Energy are as follows:

Technology/Scale	Generated Energy [U$S/MWh]	Operated Energy [U$S/MWh]
Medium HI Capacity > 120 ≤ 300 MW	3.5	1.4
Small HI Capacity > 50 ≤ 120 MW	3.5	1.4
Large Pumped HI Capacity > 120 ≤ 300 MW	3.5	1.4

2.1.1.3 Additional Remuneration for Efficiency

The Resolution keeps in force the additional remuneration for efficiency created by Resolution No. 482/15.

2.1.1.4 Additional Remuneration for Low-Use Thermal Generators

The Resolution provides for an additional remuneration for low-use thermal generators having frequent startups based on the monthly generated energy for a price of U$S 2.6/MWh multiplied by the usage/startup factor.

The usage factor is based on the Rated Power Use Factor recorded during the last rolling year, which will have a 0.5 value for thermal units with a usage factor lower than 30% and a 1.0 value for units with a usage factor lower than 15%. In all other cases, the factor will equal 0.0.

The startup factor is established based on startups recorded during the last rolling year for issues associated with the economic dispatch made by CAMMESA. It will have a 0.0 value for units with up to 74 startups, a 0.1 value for units recording between 75 and 149 startups, and a 0.2 value for units recording more than 150 startups. In all other cases, the factor will equal 0.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

2.1.1.5 Repayment of Overhaul Financing (applicable to thermal and hydroelectric generators)

The Resolution abrogates the Maintenance Remuneration and provides that, as regards the repayment of outstanding loans applicable to thermal and hydroelectric generators, credits already accrued and/or committed to the cancellation of such maintenance works will be applied first. The balance will be repaid by discounting U$S 1/MWh for the energy generated until the total cancellation of the financing.

2.1.2. Recategorization of hydroelectric power plants of subsidiary HINISA:

On April 10, 2017, the SEE provided for the recategorization of the Nihuil I, Nihuil II and Nihuil III plants as small-scale plants for the application of the effective remuneration scheme. Thus, the SEE rectified the incorrect categorization initially assigned to these plants in line with the repeated claims lodged by the Company since April 25, 2013.

Pursuant to the terms of the SEE's instruction to CAMMESA, the recategorization is effective as from April 2017.

The impact of this recategorization represents a 50% increase in the base remuneration for power capacity, which thus rises from U$S 3,000 - month to U$S 4,500 -month.

2.1.3. Signature of the WEM Supply Agreement SE Resolution No. 2207/07

On July 14, 2017, CTLL entered into with CAMMESA the WEM Supply Agreement under SE Resolution No. 220/07 for the new 105 MW high-efficiency gas turbine, retroactively as of July 15, 2016, date on which it was commissioned for service, committing a 79.35 MW, which represents 75.6%, of the turbine's power capacity. The remaining 24.4% capacity will continue to be compensated under SEE Resolution No. 19/2017.

The economic impact of the new remuneration for CTLL amounted to $ 378 million, which is recognized in the Statement of Comprehensive Income under Revenues from sales as of September 30, 2017.

2.1.4. Resolution No. 281/17 - MAT Renewable Electric Power Regime

On August 22, 2017, the MEyM issued Resolution No. 281/17 approving a regime which lays down the conditions for compliance by GUME and GUDI with average electricity demands equal to or greater than 300 kW to make individual purchases within the MAT of electric power from renewable sources or through self-generation from renewable sources, subject to the obligation set forth in Section 9 of Act No. 27,191.

The purchase conditions between the demand agents and WEM agents which are renewable energy generating, co-generating or self-generating agents or suppliers, as well as their economic transactions within the WEM, will be governed by the provisions of Act No. 24,065 and its regulatory provisions; the WEM operating procedures and, specifically, by Acts No. 26,190 and 27,191, and Executive Order No. 531/16, as amended.

Qualified Projects

The projects will meet the following requirements: a) They should be commissioned for commercial operation after January 1, 2017; b) They should be registered with the Registry of Renewable Electric Power Generation Projects (RENPER); c) The Projects should not be committed under any other contractual regime or for already contractualized capacity, being qualified the expansion or repowering; and d) extensions of projects committed under contracts with CAMMESA should have a commercial measuring system allowing for the independent measuring of the electricity supplied by the expansion.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

Promotional Benefits

Owners of projects operating under the regime may obtain, among others, the following promotional benefits: i) accelerated income tax depreciation; ii) anticipated VAT recovery; and iii) extension of the term to offset tax loss-carryforwards with income.

In order to derive these promotional benefits, the Undersecretariat of Renewable Energy will establish: i) a reference value for technological investments to determine the project’s performance starting date, which will be deemed to take place when at least 15% of the total investments foreseen for the project by December 31, 2017 have been made, and ii) maximum tax benefits per megawatt for each technology.

Sale of the Renewable Energy Offer

Owners of qualified projects and suppliers may, under certain circumstances established in these provisions, sell electric power under MAT contracts, sell it to CAMMESA or participate in the Spot market by selling the surplus generated and not marketed electric power.

The executed contracts will be administered and managed in accordance with the WEM Procedures. The administration conditions will be informed together with the presentation to the Entity Responsible for the Dispatch (OED). Contractual terms, notwithstanding the maximum price set forth in Section 9 of Act No. 27,191, may be freely agreed between the parties, although the committed electricity volumes will be limited by the electric power from renewable sources produced by the generator or supplied by other generators or suppliers with which it has purchase agreements in place.

The Company is currently analyzing the possibility to make sales under this modality.

2.1.5. New Generation Projects

Under the National Government’s call for the expansion of the generation offer, the Company participates in the following thermal generation, renewable energy, co-generation and combined cycle closing projects:

2.1.5.1. Thermal Generation

Central Térmica Parque Pilar

On August 31, 2017, CAMMESA declared the commercial commissioning of Central Térmica Parque Pilar pursuant to the Wholesale Power Purchase entered into between CAMMESA and the Company as awardee under the Call to Companies interested in Offering New Generation Capacity pursuant to SEE Resolution No. 21/2016.

The project, consisting of the construction of a new power plant in the Pilar Industrial Complex (located at Pilar, Province of Buenos Aires), is made up of 6 cutting-edge and high efficiency Wärtsilä engine generators with a total 100 MW capacity and the possibility to run on natural gas or, alternatively, fuel oil.

It is worth pointing out that the commercial commissioning was achieved before the contractually agreed terms, as from which time the applicable supply obligations became effective.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

CTLL

Under the Wholesale Demand Agreement executed between CAMMESA and CTLL as awardee under the Call to Offer New Generation Capacity according to SEE Resolution No. 21/16, on August 5, 2017, CAMMESA declared the commercial commissioning of the new 105 MW high-efficiency gas turbine.

Thus, the commissioning was accomplished as and when required under the Agreement, and the relevant supply commitments entered into force.

The project, which consisted of the installation of a new 105 MW high-efficiency turbine in CTLL, increased the capacity of this plant to 750 MW and required an approximate US$ 90 million investment.

It is worth highlighting that the new General Electric TG05 turbine is the same model as the gas turbines installed in CTLL (TG04) and in CTG (TG01), which have been developed with the latest technology allowing for maximum efficiency and versatility, with the possibility to reach maximum load in only 10 minutes and with reduced maintenance times.

Additionally, CTLL is currently building in Ingeniero White, Bahía Blanca, a new 100 MW capacity power plant, also awarded under the Call to Companies interested in Offering New Generation Capacity pursuant to SEE Resolution No. 21/2016, which commissioning is expected for the last quarter of 2017.

2.1.5.2. Renewable generation

On August 17, 2017, the MEyM issued Resolution No. 275-E/17 calling for a new round for bids under the National and International Open Call for the Hiring of Energy from Renewable Sources within the WEM.

The call’s purpose is to install new power capacity for up to 1,200 MW from renewable sources, taking into consideration the source of energy, power capacity, technology and region, with a maximum price for each specific technology.

On October 19, 2017 technical proposals were opened. 228 projects were submitted for a total offered capacity of 9.401 MW (pursuant to the bid specifications, the goal was to hire 1,200 MW among all technologies), including 58 wind farm projects for a total offered capacity of 3,817 MW and 99 solar farm projects for a total capacity of 5,291 MW.

Within this framework, the Company filed the projects: a) Parques Eólicos del Fin del Mundo, with an offered capacity of 50 MW; and b) Parque Eólico Las Armas, with an offered capacity of 33 MW.

The rating of the offers is scheduled for November 20, 2017, whereas the opening of the economic proposals and the later award of projects are expected for November 23 and 29, 2017 respectively.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

2.1.5.3 Co-generation and Closing of Combined Cycles

Pursuant to SEE Resolution No. 420/2017, SEE Resolution No. 287/17 was published, which opened a call for bids to all parties interested in developing projects for co-generation and the closing of combined cycles over existing equipment, without limit to the power capacity to be installed. The projects should have low specific consumption (lower than 1,680 kcal/kWh with natural gas and 1,820 kcal/kWh with alternative liquid fuels).

It is a condition that the new capacity should not exceed the existing electric power transmission capacity; otherwise, the cost of the necessary extensions will be assumed by the Bidder.

Awarded projects will be remunerated under a Wholesale Demand Agreement and will have a payment priority equivalent to the recognition of fuel costs by the WEM for a term of 15 years. The remuneration will be made up of the available power capacity price, plus variable non-fuel cost for the delivered power, plus fuel cost (if offered), less penalties and fuel surpluses. Power capacity surpluses are remunerated pursuant to SEE Resolution No. 19-E/17. The demand contracts payment priority will be the same than that applicable to the coverage of fuel generation costs.

Within this framework, 19 projects for the closing of combined cycles for a total capacity of 1,884 MW and 21 co-generation projects for a total capacity of 2,713 MW were filed.

The Company and its subsidiaries have submitted offers for the execution of three projects: i) a co-generation project at the Puerto General San Martín plant; ii) the closing of CTLL’s combined cycle; and iii) the closing of Genelba Plus’ combined cycle.

Through Resolution No. 820-E/17, the SEE awarded only three co-generation projects (not including the one filed by the Company) for a power capacity of 506 MW, and called the remaining offerors with qualifying offers to improve their offers.

Through Resolution No. 926-E/17, the SEE awarded the projects to be executed following the request to improve offers for a total capacity of 1,304 MW set forth in SEE Resolution No. 820-E/17.

Genelba Plus’ closing to combined cycle, which will add an incremental capacity of 383 MW to the Genelba power plant’s current facilities, is among the nine selected projects.

The project consists of the installation of a new gas turbine and a steam turbine, as well as other enhancement works over the current Genelba Plus gas turbine, which altogether will complete the second combined cycle at Genelba, with a total gross power of 552 MW. The Project’s investment budget is estimated to be approximately U$S 360 million, and the consortium of Siemens and Techint will be responsible for the supply of the equipment, as well as for the construction and commissioning of the Project on a turnkey basis. Its commissioning at open cycle is expected for the second quarter of 2019, and as closed cycle for the second quarter of 2020.

With this expansion, Genelba, which is located in Marcos Paz, Province of Buenos Aires, will have two combined cycles and reach an installed capacity of 1.2 GW. Currently, Genelba generates electric power with a 674 MW combined cycle and a 169 MW Genelba Plus gas turbine, where the Project will be conducted.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

2.2          Distribution

2.2.1. Tariff Structure Review

On January 31, 2017, the ENRE issued Resolution No. 63/17, pursuant to which it determined the definitive Electricity Rate Schedules, the review of costs, the required quality levels, and all the other rights and obligations that are to be applied and complied with by Edenor as from February 1, 2017. The above-mentioned regulation was adapted by the ENRE by means of the issuance of Resolutions Nos. 81/17, 82/17, and 92/17, and Note No. 124,898.

The aforementioned resolution states that the ENRE, as instructed by the MEyM, shall limit the increase in the VAD resulting from the RTI process and applicable as from February 1, 2017, to a maximum of 42%, as compared to the VAD in effect at the date of issuance of the aforementioned resolution, with the remaining value of the new VAD being applied in two stages, the first of them in November 2017 and the last one in February 2018.

In addition to that which has been previously mentioned, the ENRE shall recognize and allow Edenor to bill the VAD difference arising as a consequence of the gradual application of the tariff increase recognized in the RTI in 48 installments as from February 1, 2018, which will be incorporated into the VAD’s value resulting as of that date.

Moreover, the aforementioned regulation sets forth the procedure for determining the mechanism for monitoring the variation of Edenor’s Own Distribution Costs (CPD), whose “trigger clause” will be applicable when the variation recorded in the six-month period being controlled exceeds 5%. In this regard, in August 2017, having the condition for the trigger clause to apply been met, Edenor requested that it be allowed to apply the variation recorded in the CPD in the first January–June 2017 six-month control period, which amounted to 11.63%.

Finally, ENRE Resolution No. 329/17 determines the procedure to be applied for the billing of the deferred income, setting that those amounts will be adjusted as of February 2018 applying for such purpose the Methodology for the Redetermination of the Company’s Recognized Own Distribution Costs, set forth in caption c2) of Sub-Appendix II to ENRE Resolution No. 63/17, and billed in 48 installments as from February 1, 2018.

As of September 30, 2017, the amount arising from such deferred income and not recognized by Edenor in these condensed interim financial statements amounts approximately to $ 4.2 billion.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

2.2.2. Penalties

In addition to that which has been mentioned in Note 2.3 to the financial statements as of December 31, 2016, the following is worth pointing out:

2.2.2.1.    ENRE Note No. 125,248 dated March 29, 2017

It sets the new penalty determination and adjustment mechanisms in relation to the control procedures, the service quality assessment methodologies, and the penalty system applicable as from February 1, 2017 for the 2017 – 2021 period set by ENRE Resolution No. 63/17, providing for the following:

i)        Penalty values shall be determined on the basis of the kWh value, the average electricity rate, the cost of energy not supplied or other economic parameter at the value in effect at the first day of the control period or the value in effect at the date of the penalizable event for penalties arising from specific events.

ii)       For all the events that occurred during the transition period (the period between the signing of the Adjustment Agreement and the effective date of the RTI) for which a penalty has not been imposed, penalties shall be adjusted by the consumer price index (IPC) used by the Argentine Central Bank (BCRA) to produce the multilateral real exchange rate index (ITCRM) for the month prior to the end of the control period or that for the month prior to the date of occurrence of the penalizable event for penalties arising from specific events, until the date on which the penalty is imposed. This mechanism is also applicable to the concepts penalized after April 15, 2016 (ENRE Note No. 120,151) and until the effective date of the RTI. This adjustment will be part of the penalty principal amount.

iii)     Unpaid penalties will accrue interest at the Banco de la Nación Argentina lending rate for thirty-day discount transactions from the date of the resolution to the date of actual payment, as interest on late payment. In the case of penalties relating to Customer service, the calculated amount shall be increased by 50%.

iv)     Penalties subsequent to February 1, 2017 will be valued at the kWh value or the cost of energy not supplied of the first day of the control period or of the day of occurrence of the penalizable event for penalties arising from specific events. Those concepts will not be adjusted by the IPC, applying the interest on late payment established in iii) above. Moreover, an additional fine equivalent to twice the amount of the penalty will be determined if payment is not made in due time and manner.

The impact of these new penalty determination and adjustment mechanisms has been quantified by Edenor and recognized as of September 30, 2017 (Note 22).

In accordance with the provisions of Sub-Appendix XVI to ENRE Resolution No. 63/17, Edenor is required to submit in a term of 60 calendar days the calculation of global indicators, interruptions for which force majeure had been alleged, the calculation of individual indicators, and will determine the related discounts, crediting the amounts thereof within 10 business days. In turn, the ENRE will examine the information submitted by Edenor, and in the event that the crediting of such discounts were not verified will impose a fine, payable to the Treasury, equivalent to twice the value that should have been recorded. At the date of these condensed interim financial statements, Edenor has submitted the aforementioned information relating to the six-month period ended August 31, 2017.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

2.2.2.2 Penalty Adjustment

In different resolutions concerning penalties relating to the Quality of the Commercial and Technical Service, the Regulatory Entity has provided for the application of increases and adjustments, applying for such purpose a criterion different from the one applied by Edenor.

In this regard, Edenor does not know the formula used for obtaining such increase; therefore, it challenged the aforementioned resolutions requesting the suspension of their effects, which are not included within the amount of the provision for penalties recognized as of September 30, 2017.

2.2.3. Framework agreement

The approval of the extension of the Framework Agreement until September 30, 2017 was signed on August 3, 2017. The signing of the aforementioned agreement represents the recognition of revenue in favor of the Company relating to the distribution of electricity to low-income areas and shantytowns for the January 1, 2015 - September 30, 2017 period for an amount of $ 268.1 million.

In this regard, on October 23, 2017, the Company received a payment from the Federal Government for $ 122.6 million.

2.2.4 Regulatory framework of Edenor – Law on electricity dependent patients

On May 17, 2017, Law No. 27,351 was passed, which guarantees the permanent and free of charge supply of electricity to those individuals who qualify as dependent on power for reasons of health and require medical equipment necessary to avoid risks in their lives or health. The law states that the account holder of the service or someone who lives with him/her (a cohabitant) that is registered as “Electricity dependent for reasons of health” will be exempt from the payment of any and all connection fees and will benefit from a special free of charge tariff treatment in the electric power supply service under national jurisdiction, which consists in the recognition of the entire amount of the power bill.

On July 26, 2017, the ENRE issued Resolution No. 292, stating that those discounts are to be made as from the effective date of the aforementioned law, and instructing CAMMESA to implement those discounts in its billing to distribution companies. The amounts paid by customers for the bills covered by this Resolution will be made available in the stipulated time limits.

According to Executive Order 740 of the PEN, dated September 20, 2017, the MEyEM will be the Authority of Application of Law No. 27,351, whereas the Ministry of Health will be responsible for determining the conditions necessary to be met for registration with the “Registry of Electricity Dependent for Reasons of Health” and will issue the clarifying and supplementary regulations for the application thereof.

On September 25, 2017, the National Ministry of Health issued Resolution No. 1538-E/17, which creates the Registry of Electricity Dependent for Reasons of Health (RECS), within the orbit of the National Ministry of Health, operating under the authority of the Undersecretariat for the Management of Health Care Services.

At the date of issuance of these condensed interim financial statements no further regulations have been issued concerning Law No. 27,351.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

2.3          Gas transportation

On March 30, 2017, TGS and the Federal Government executed a new transitory agreement (the “2017 Transitory Agreement”). In this sense, ENARGAS issued Resolution No. I-4362 approving: (i) the RTI and the new tariff chart applicable to TGS; (ii) a Five-Year Investment Plan (April 2017 through March 2022) to be conducted by TGS; and (iii) a non-automatic mechanism for bi-annual updates in natural gas transportation tariffs and investment commitments. For the calculation of the adjustment will contemplate the evolution of the Wholesale Price Index published by the INDEC.

As regards the tariff scheme, the MEyM issued Resolution No. 74-E/2017 setting a limitation on the tariff increase resulting from the RTI process, which will be applied in three stages. The first stage will be effective as from April 1, 2017 and involves a 64.2% tariff increase. The remaining tariff increases will be granted as from December 1, 2017 (40% of the total increase) and April 1, 2018 (30% of the total increase).

2.4          Energy transportation

Pursuant to Resolution No. 524/16, which establishes the program applicable to the RTI process for Electric Power Transmission during 2016, on January 31, 2017, the ENRE issued Resolutions No. 66/17 and No. 73/17, which established, among others, the following provisions: (i) the tariffs in force for the 2017/2021 five-year period, and (ii) these resolutions provide for an investment plan for the 2017/2021 five-year period in the amounts of $3,336 million and $2,251 million for Transener and Transba, respectively.

Furthermore, the ENRE established the mechanism for adjusting the remuneration, the service quality system and the applicable penalties, the reward system and the investment plan to be executed by both companies during such period.

Due to the differences among the several tariff proposals submitted under the Full Tariff Review process initiated by the ENRE, on April 7 and 21, 2017, Transener and Transba, respectively, filed a Motion for Reconsideration and Appeal against ENRE Resolutions No. 66/2017, 84/2017, 139/2017, 73/2017, 88/2017 and 138/2017, whereby the ENRE approved the tariff system applicable to Transener and Transba, respectively, for the 2017/2021 period.

On October 31, 2017, ENRE Resolutions No. 516/2017 and 517/17 were notified, whereby the ENRE partially upheld the motions for reconsideration filed against ENRE Resolutions No. 66/17 and 73/17 by Transener and Transba S.A., respectively.

Furthermore, these resolutions provide for a new tariff scheme applicable to Transener and Transba S.A. retroactively to February 2017. The Company is currently analyzing them to evaluate their impact on such companies.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

2.5          Refining and distribution

During 2017, the Company continued working in line with the provisions of Resolution No. 5/16 of the Secretary of Hydrocarbon Resources regarding fuel specifications.

As regards the quality of diesel oil, the Company is conducting a bidding process for the execution of the investments necessary for the construction and startup of a hydrotreating unit, which is expected to be operative in 2020, so that fuels should match the quality requirements set forth by Resolution No. 5/16.

This progress was duly informed to the authorities, thus meeting the provisions of Resolution No. 5/16 on the presentation of adequacy plans and investment programs necessary to meet fuel specifications.

As regards pump prices, during the nine-month period ended September 30, 2017, the Company has made adjustments pursuant to the Producers and Refiners Agreement promoted by the MEyM, which was adhered to by the Company and the main companies in this sector. The MEyM has informed of the suspension of the “Agreement for the Transition to International Prices” applicable to pump prices and to the cost of crude oil as a raw material effective as from October 1, 2017. Going forward, pump prices and the domestic price for crude oil barrels to be used as raw material for refining will be determined based on the domestic market rules.

The agreement had established a gradual convergence path for the domestic price of crude oil until achieving parity with international markets in 2017, as well as a price adjustment mechanism for the pump prices of refined products.

2.6          Oil and Gas Exploration and Production

2.6.1. Program for the Encouragement of Investments in the Development of Unconventional Natural Gas Production

On March 6, 2017 MEyM Resolution No. 46-E/2017 was published, which created the Program for the Encouragement of Investments in the Development of Natural Gas Production from Unconventional Reservoirs (the “Program”) seeking to encourage investments for the production of natural gas through unconventional methods in the Neuquén basin and effective until December 31, 2021.

To join this program, an investment plan should be submitted for concessions located in the Neuquén basin producing unconventional natural gas; the program consists of the payment of a compensation to be determined on a monthly basis by multiplying the sold gas volume from the covered concessions by the difference between its minimum price and its actual price (the average volume billed by each company in the domestic market). The minimum price is U$S 7.50 per million BTU for the year 2018, and it will be later decreased by U$S 0.50 per million BTU per year until reaching U$S 6.00 per million BTU for the year 2021. The company may collect compensations under this program as from the month following the submission of the application to join the program or the month of January, 2018, whichever is later, and until December 2021, both dates inclusive. Compensations assessed as indicated above will be payable as follows: 88% to the companies joining the program, and the remaining 12% to the province where the concession covered by the program is located. Compensations will be assessed in U.S. dollars but will be payable in Argentine pesos at the exchange rate for sales operations of Banco de la Nación Argentina effective on the last business day of the month corresponding to the production subject to compensation.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

On November 2, 2017 MEyM Resolution No. 419/2017 was published in the Official Gazette. This resolution amends Resolution No. 46-E/2017 and divides concessions according to whether their initial unconventional production is higher or lower than 500,000 m3/d (monthly average for the July 2016-June 2017 period); in the case of concessions with a production higher than 500,000 m3/d, production is discounted for the payment of the compensation. The market average price is informed by the enforcement authority as the market weighted average, and covered concessions should have a 500,000 m3/d minimum average annual production by December 31, 2019.

The Company is currently analyzing several projects to submit under this call.

2.6.2. Natural Gas Price

On February 16, 2017 MEyM Resolution No. 29-E/2017 was published, which called for a Public Hearing to analyze new Transportation System Entry Point (PIST) prices for natural gas and propane gas for the distribution of undiluted propane gas through grids that would be valid for six-month periods as from April 1, 2017, in line with the gradual reduction of subsidies established by MEyM Resolution No. 212/16.

On March 30, 2017, after the conduct of the public hearing, the MEyM issued Resolution No.74-E/2017 establishing new PIST prices, which represented an improvement in the Company’s sales revenues.

2.6.3. Investment Agreement with YPF for the “Rincón del Mangrullo” Area

On August 1, 2017, YPF entered into an Agreement with the Province of Neuquén for the awarding of an unconventional exploitation concession in the Rincón del Mangrullo area, which will have to be approved by a provincial executive order.

The main commitments of the Agreement are as follows:

-     A 35-year extension of the exploitation concession,

-     A commitment to pay a bond, a corporate social responsibility contribution and the stamp tax for a total amount of U$S 20 million, and

-     An investment commitment of U$S 150 million aiming to further the development of the Mulichinco formation (tight gas) and to explore the potential of the Lajas and Vaca Muerta formations.

Although PEPASA will participate in this new unconventional concession in Rincón del Mangrullo jointly with YPF, its investment commitment will amount to 30% of the total amount agreed upon between YPF and the Province of Neuquén as PEPASA’s Agreement with YPF does not include the Vaca Muerta formation.

2.6.4 MEyM Resolution No. 80-E/2017 – Acquisition of Natural Gas for the Sale of CNG.

On April 5, 2017, MEyM Resolution No. 80-E/2017 was published in the BO, which provides that, effective as from May 1, 2017, users acquiring natural gas for the sale of CNG will have the option of purchasing it either from distribution service providers in their distribution area or directly from natural gas producers or suppliers.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

The Resolution provides that users electing to purchase natural gas directly from producers or suppliers should comply with the proportions assigned to each of the basins included in the area distributor’s tariff schemes, as well as with the applicable retained gas percentages.

In this line, users choosing to modify their purchase modality may not change it for a term of 12 months as from the exercise of such option.

Furthermore, if the user does not state its intention to modify its natural gas purchase option, it will be deemed that it has chosen to keep acquiring the whole service from the natural gas distribution service provider of its distribution area.

This resolution allows the Company to sell its natural gas production directly to CNG stations.

2.6.5. ENARGAS Resolution No. 4502/17 – Proceeding for Dispatch Administration.

On June 17, 2017, ENARGAS Resolution No. 4502/17 was published in the BO This Resolution approved the Procedure for Dispatch Administration by the Emergency Executive Committee (the “CEE”) and mainly provides for the following guidelines:

i)         An emergency may be declared by carriers, distribution service providers or ENARGAS when it is considered that the priority demand is at stake;

ii)       The carriers and/or ENARGAS will summon all CEE participants, including the loader which, based on the geographic area, may influence the resolution of the situation, as well as suppliers and direct users consuming more than 500,000 m3/day;

iii)      In case the CEE fails to agree on how to distribute the supply to satisfy the unmet priority demand, ENARGAS will make a determination taking into consideration each producer’s available quantities minus the amounts it has already committed to meet another priority demand, with a progressive allocation until matching the proportional quota of each producer in the unmet priority demand.

iv)     The information on the offer and demand will be provided by carriers and ENARGAS;

v)       Decisions by a CEE will be binding on all participants in the gas industry;

vi)     Carriers and distribution service providers will be responsible for the follow-up, control and compensation of imbalances; and

vii)    Although the goal is that imbalances should tend to zero, tolerance bands are allowable, but loaders may not accumulate negative imbalances surpassing such tolerance bands.

Future decisions by this emergency committee may affect the Company’s sales revenues.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

2.6.6. 594/17. Termination of ENARGAS Intervention.

On July 31, 2017, Executive Order No. 594/17 was published in the BO. This Executive Order terminates the intervention of ENARGAS, an autarchic entity within the MEyM’s jurisdiction, and provides for the appointment of the following positions: vice-president, first board member, second board member, and full board member.

Finally, Executive Order No. 594/17 provides that until the National Executive Branch appoints ENARGAS board of directors’ chairman, his or her duties will be vested in the vice-president.

NOTE 3: BASIS OF PRESENTATION

These unaudited condensed interim financial statements for the nine and three-month periods ended on September 30, 2017 have been prepared in accordance with the provisions of IAS 34 "Interim Financial Reporting".

This unaudited condensed interim financial information should be read in conjunction with the consolidated financial statements of the Company as of December 31, 2016, which have been prepared in accordance with IFRS, as issued by the IASB. These unaudited consolidated condensed interim financial statements are expressed in Argentine pesos. They have been prepared under the historical cost convention, modified by the measurement of financial assets at fair value.

These unaudited condensed interim financial statements for the nine and three-month periods ended September 30, 2017 have not been audited. The Company’s management estimates they include all the necessary adjustments to state fairly the results of operations for each period. The results for the three-month period ended September 30, 2017, does not necessarily reflect in proportion the Company’s results for the complete year.

These unaudited condensed interim financial statements have been approved for their issuance by the Company’s Board of Directors on November 9, 2017.

Comparative information

Balances as of December 31, 2016 and for the nine and three-month periods ended on September 30, 2016, included in these unaudited condensed interim financial statements for comparative purposes, are derived from the financial statements at those dates. Certain reclassifications have been made to those financial statements to keep the consistency in the presentation with the amounts of the current period.

The income recognition on account of the RTI - SE Resolution No. 32/15 and the higher costs recognition - SE Resolution No. 250/13 and subsequent Notes are shown under Other operating income. This reclassification impacts the Statement of Comprehensive Income presented in comparative form.

The results of operations with non-controlling interests not representing a loss of control and reserves for stock-based compensation plans are disclosed under “Other reserves”, rather than under “Share premium and other reserves” as previously disclosed. This reclassification impacts the Statement of Financial Position and the Statement of Changes in Shareholders’ Equity presented in comparative form.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 4: ACCOUNTING POLICIES

The accounting policies applied in these unaudited condensed interim financial statements are consistent with those used in the financial statements for the last fiscal year prepared under IFRSs, which ended on December 31, 2016.

On June 2, 2017, the Company entered into cash settlement stock-based compensation agreements with its main executives officers based on market value of shares’ appreciation.

This compensation is recorded pursuant to the guidelines of IFRS 2. The fair value of the services received is measured through the estimation of the appreciation of the share using the Black-Scholes-Merton financial valuation model.

The fair value of the amount payable for the compensation agreements is accrued and recognized as an expense, with the resulting increase in liabilities. The liability is revalued on each balance sheet date. Any change in the fair value of the liability is recognized in profit or loss.

In Note 36 to the condensed interim financial statements the conditions of the compensation agreements, payment conditions and the main variables considered in the valuation model are detailed.

At the time of issuance of its next annual financial statements, the Company will apply the standards effective during fiscal year 2017 indicated in Note 4.2. to the Financial Statements as of December 31, 2016 (IAS 7: “Statement of Cash Flows” and IAS 12: “Income Taxes”). The Company estimates that these modifications will have no impact on the Company’s operating results or financial situation, but will only involve new disclosures.

As of September 30, 2016, the IASB has issued the following standards and interpretations:

IFRS 17 "Insurance contracts"

In May 2017, the IASB issued IFRS 17 that replaces IFRS 4, which was brought in as an interim standard in 2004 establishing the dispensation to carry on accounting for insurance contracts using national accounting standards, resulting in a multitude of different approaches. IFRS 17 establishes the principles for recognition, measurement, presentation and disclosure related to insurance contracts and shall by applied for annual reporting periods beginning on or after January 1, 2021, permitting early application for entities that apply IFRS 9 and IFRS 15.

The Company is analyzing the impact of the application of IFRS 17, however, it estimates that the application of IFRS 17 will not have an impact on the results of operations or financial position of the Company.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 4: (Continuation)

IFRIC 23 "Uncertainty over Income Tax Treatments"

In June 2017, the IASB issued IFRIC 23 clarifying how to apply IAS 12 when there is uncertainty over income tax treatments to determine income tax. According to the interpretation, an entity shall reflect the effect of the uncertain tax treatment by using the method that better predicts the resolution of the uncertainty, either through the most likely amount method or the expected value method. Additionally, an entity shall assume that the taxation authority will examine the amounts and has full knowledge of all related information in assessing an uncertain tax treatment in the determination of income tax. The interpretation shall apply for annual reporting periods beginning on or after January 1, 2019, permitting early application.

The Company is analyzing the impact of the application of IFRIC 23, however, it estimates that the application of IFRIC 23 will not have material impact on the results of operations or the financial situation of the Company.

Accounting Standards issued by the IASB applicable to fiscal years beginning on or after January 1, 2017

IFRS 15 “Revenue from Contracts with Customers”

This standard was issued in May 2014 and, in September 2015, its effective date was postponed to January 1, 2018. This standard establishes the principles applicable to the recognition of earnings and imposes information requirements on the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The basic principle implies the recognition of earnings involving the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company is completing the analysis of the impact of its application, and expects to provide an estimate of such impact on the issuance of the financial statements as of December 31, 2017.

IFRS 9 “Financial Instruments”

This standard was amended in July 2014. The new version supersedes all previous versions of IFRS 9 and is effective for periods starting as from January 1, 2018. This version adds a new depreciation model based on expected losses and some minor modifications to the classification and measurement of financial assets. The Company has adopted the first phase of IFRS 9 as of the transition date and is finishing the analysis of the impact of the application of the modifications and remaining phases, and expects to provide an estimate of such impact on the issuance of the financial statements as of December 31, 2017.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 5: CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of these unaudited consolidated condensed interim financial statements requires the Company’s Management to make future estimates and assessments, to apply critical judgment and to establish assumptions affecting the application of accounting policies and the amounts of disclosed assets and liabilities, and income and expenses.

Mentioned estimates and judgments are evaluated on a continuous basis and are based on past experiences and other reasonable factors under the existing circumstances. Actual future results might differ from the estimates and evaluations made at the date of preparation of these unaudited condensed interim financial statements.

In the preparation of these unaudited condensed interim financial statements, management judgements on applying the Company’s accounting policies and sources of information used for the respective estimates are the same as those applied in the Financial Statements for the year ended December 31, 2016.

NOTE 6: FINANCIAL RISK MANAGEMENT

The Company’s activities are subject to several financial risks: market risk (including the exchange rate risk, the interest rate risk and price risk), credit risk and liquidity risk.

No significant changes have arisen in risk management policies since last year.

NOTE 7: INVESTMENTS IN SUBSIDIARIES

Merger of Subsidiaries

The following corporate reorganizations seek to derive important benefits for the Group, as they will allow for a higher operating efficiency, an optimized use of available resources, the leveraging of technical, administrative and financial structures, and the implementation of converging policies, strategies and goals. Furthermore, the high complementarity between the participating companies will be leveraged, thus reducing costs resulting from the duplication and overlapping of operating and administrative structures.

The merger's effective date detailed below was fixed on January 1, 2017, as from which date the transfer to the acquiring companies of the whole net worth of the acquired companies became effective, all the rights and obligations, assets and liabilities of the acquired companies thus being incorporated into the acquiring companies' net worth, all of which subject to the corresponding corporate approvals under the applicable law, the approval by the ENRE in the corresponding case and the registration with the Public Registry of Commerce of the merger and the dissolution without liquidation of the acquired companies.

These reorganizations were implemented by means of a merger through absorption process, whereby the acquired companies will be dissolved without going into liquidation, subject to the provisions of the prior merger through absorption commitment, and sections 82 through 87 of the Ley General de Sociedades No. 19,550 (Argentine Business Companies Law, or “BCL”) and its amending provisions, the CNV provisions, the BCBA Listing Rules and other provisions, the IGJ provisions and all other applicable legal and regulatory provisions in force.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 7: (Continuation)

Corporate reorganizations correspond to business combinations between companies under common control, and therefore there is no effect in these unaudited consolidated condensed interim financial statements.

7.1. CTLL, EASA and IEASA

On December 7 and 22, 2016, the Board of Directors of CTLL, EASA and IEASA resolved to initiate all necessary tasks and procedures for the merger through absorption among CTLL, as absorbing company, and EASA and IEASA, as absorbed companies.

As part of the analysis of this reorganization and in order for the process to be feasible, EASA's management concluded that it was necessary that the debt EASA held with holders of Class A and B Discount Corporate Bonds issued on July 19, 2006 and maturing in 2021 be capitalized.

On March 27, 2017, EASA's Extraordinary General Meeting of Shareholders approved the capitalization of the total of the negotiable obligations mentioned above. The capitalization was accepted by PISA in its capacity as sole holder.

On May 18, 2017, the Extraordinary Meetings of Shareholders of the involved companies resolved to call for an adjournment in the merger approval discussions, subject to the ENRE’s approval, which were later resumed on June 16, 2017, although deferring the consideration of the merger as the authorization.

By Board Resolution No. 347 passed on August 11, 2017, the ENRE resolved, by a majority of votes, to reject the request for authorization submitted by CTLL. CTLL has appealed this Resolution before the SEE timely and in due form as it considers that it does not conform to law.

As at the issuance of these Condensed Interim Consolidated Financial Statements, the SEE has not issued a decision in this respect. Should the required approvals fail to be obtained, the Company will have to roll back the effects of the merger and, in accordance with this change of scenario, it may have to derecognize assets for deferred taxes recognized during this period.

7.2. PACOSA and WEBSA

On December 7, 2016, the Boards of Directors of PACOSA and WEBSA resolved to begin all necessary tasks and procedures for the merger through absorption between PACOSA, as absorbing company, and WEBSA as absorbed company.

Pursuant to the prior merger commitment approved by PACOSA and WEBSA's Boards of Directors on March 7, 2017, each WEBSA shareholder will receive, as consideration for each share it held before the merger, 3.305882 ordinary shares of PACOSA with a face value of $1 each, and each granting the right to one vote.

As a result of the above-mentioned exchange ratio, PACOSA will issue 13,310,739 common shares in book-entry form with a face value of $1 each, and each granting the right to one vote and, after the merger through absorption is effected, PACOSA’s capital stock will consist of 33,010,739 common shares.

As of the issuance of these financial statements, the merger is pending registration with the Public Registry, to which effect the intervening companies are filing all applicable presentations with the corresponding bodies.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 8: INVESTMENTS IN JOINT VENTURES

The following table presents the main activity and information from the financial statements used for the valuation, and percentages of participation in joint ventures:

		Information about the issuer
	Main activity	Date	Share capital	Profit (loss) of the period	Equity	Direct and indirect participation %
CIESA (1)	Investment	09.30.2017	639	916	2,460	50%
Citelec (2)	Investment	09.30.2017	555	729	1,045	50%
Greenwind (3)	Generation	09.30.2017	5	(13)	313	50%

(1) The Company holds a direct and indirect interest of 50% in CIESA, a company that holds a 51% interest in the share capital of TGS. As a result, the company indirectly owns a 25.50% stake in TGS.

(2) Through a 50% interest, the company co-controls Citelec, company that controlled Transener with 52.65% of the shares and votes. As a result, the company indirectly owns a 26.33% stake in Transener.

(3) See Note 8.2.

The details of the valuations of interests in joint ventures is as follows:

	09.30.2017	12.31.2016
CIESA	3,993	3,532
Citelec	528	167
Greenwind	171	-
	4,692	3,699

The breakdown of the result from interests in joint ventures is as follows:

	09.30.2017	09.30.2016
CIESA	463	(48)
Citelec	361	(146)
Greenwind	(4)	-
	820	(194)

The evolution of interests in joint ventures is as follows:

	Note	09.30.2017	09.30.2016
At the beginning of the year		3,699	224
Reclasifications	8.2	175	-
Increase for subsidiries acquisition		-	3,407
Other decreases		(2)	(24)
Share of profit (loss)		820	(194)
At the end of the period		4,692	3,413

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 8: (Continuation)

8.1. Swap of participations in TGS

As part of the sale of the indirect interest in TGS perfected on July 27, 2016, the Company acquired an option, valid until February 2017, to swap the rights as sole beneficiary of the trust holding 40% of CIESA's capital stock and voting rights (“CIESA Trust”) in exchange for the shares that PHA and the Company holds in CIESA, 25% and 15%, respectively (the “Exchange”).

On January 17, 2017, the exchange whereby the Purchasers transferred to PHA their capacity as beneficiaries and trustees of the trust holding 40% of CIESA's capital stock and voting rights, and the Company and PHA transferred to the Purchasers shares representing 40% of CIESA’s capital stock and voting rights, was perfected. The Company thus keeping a 10% direct interest in CIESA's capital stock and voting rights. The Exchange had been approved by ENARGAS on December 29, 2016. The Purchasers and the Company’s direct and indirect interests in TGS remain unaltered as a result of the Exchange.

Also, on the same day, the Purchasers paid the Company and PISA the remaining purchase price under the share purchase agreement dated July 18, 2016, for a total of US $ 80 million plus interest.

On January 11, 2017, the CNDC (National Commission for the Defense of Competition) approved the acquisition by the Company of 40% of CIESA’s capital stock, an interest that had been acquired by the Company through CIESA’s financial debt swap executed on July, 2012 and 100% of PEPCA shares acquired on March, 2011. As a result of this and the Exchange, Pampa became the controlling party of the CIESA Trust.

8.2. Sale of interest in Greenwind

Greenwind is developing an investment project consisting of the construction and subsequent operation of a 100 MW capacity wind farm located in Bahía Blanca, Province of Buenos Aires (the “Corti Wind Farm”).

With the purpose of incorporating into the project a strategic partner contributing part of the investments necessary for the development of the Corti Wind Farm, on March 10, 2017, CTLL and PP entered into an agreement with Valdatana Servicios y Gestiones S.L.U., an entity which later changed its name to Viento Solutions S.L. (the “Purchaser”), an investment vehicle led by Castlelake LP (a global private firm which manages private funds) for the sale of certain shares held by CTLL and PP in Greenwind for a total amount of U$S 11.2 million, representing 50% of Greenwind’s capital stock and rights.

As a result of the transaction, the Company has deconsolidated Greenwind's assets and liabilities and presents its interest in the joint venture based on the equity method of accounting.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 9: INVESTMENTS IN ASSOCIATES

The following table presents the main activity and information from the financial statements used for valuation and percentages of participation in associates:

		Information about the issuer
	Main activity	Date	Share capital	Profit (loss) of the period	Equity	Direct and indirect participation %
Refinor	Refinery	06.30.2017	92	(33)	957	28.50%
Oldelval	Transport of hydrocarbons	09.30.2017	110	135	576	23.10%

The detail of the valuations of the investments in associates is as follows:

	09.30.2017	12.31.2016
Refinor	619	602
Oldelval	205	184
Other	1	1
	825	787

The breakdown of the result from investments in associates is as follows:

	09.30.2017	09.30.2016
Oldelval	28	4
Refinor	17	1
CIESA	-	(3)
	45	2

The evolution of investments in associates is as follows:

	Note	09.30.2017	09.30.2016
At the beginning of the year		787	123
Dividends	30	(7)	(4)
Increase for subsidiries acquisition		-	777
Decreases on disposal of investment in subsidiary		-	(117)
Share of profit		45	2
At the end of the period		825	781

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 10: PROPERTY, PLANT AND EQUIPMENT

	Original values
Type of good	At the beginning	Translation effect	Increase for subsidiries acquisition	Increases	Decreases	Transfers	At the end

Land	1,193	-	-	54	(582)	12	677
Buildings	2,090	-	-	-	(2)	204	2,292
Equipment and machinery (a)	8,732	8	-	21	(25)	3,804	12,540
High, medium and low voltage lines	4,416	-	-	-	(13)	818	5,221
Substations	1,673	-	-	-	-	168	1,841
Transforming chamber and platforms	1,004	-	-	-	(2)	210	1,212
Meters	885	-	-	-	-	46	931
Wells	10,522	429	-	65	(83)	1,873	12,806
Mining property	5,033	42	-	220	-	-	5,295
Gas plant	751	-	-	-	-	71	822
Vehicles	296	1	-	46	(4)	3	342
Furniture and fixtures and software equipment	287	3	-	176	(1)	52	517
Communication equipments	93	-	-	-	-	-	93
Materials and spare parts	628	2	-	227	(26)	(219)	612
Refining and distribution industrial complex	873	-	-	-	-	77	950
Petrochemical industrial complex	756	-	-	-	-	96	852
Work in progress	6,560	17	-	8,693	(4)	(6,469)	8,797
Advances to suppliers	786	-	-	1,084	(270)	(853)	747
Other goods	12	-	-	-	-	-	12

Total at 09.30.2017	46,590	502	-	10,586	(1,012)	(107)	56,559
Total at 09.30.2016	17,333	211	20,873	5,011	(626)	-	42,802

(a)    Includes equipment and machinery of generation.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 10: (Continuation)

	Depreciation				Net book values
Type of good	At the beginning	Decreases and translation effect	For the period	At the end	At the end	At 12.31.2016

Land	-	-	-	-	677	1,193
Buildings	(177)	-	(85)	(262)	2,030	1,913
Equipment and machinery	(970)	14	(711)	(1,667)	10,873	7,762
High, medium and low voltage lines	(820)	10	(120)	(930)	4,291	3,596
Substations	(331)	-	(43)	(374)	1,467	1,342
Transforming chamber and platforms	(200)	1	(28)	(227)	985	804
Meters	(315)	-	(35)	(350)	581	570
Wells	(1,665)	(72)	(1,747)	(3,484)	9,322	8,857
Mining property	(630)	(5)	(701)	(1,336)	3,959	4,403
Gas plant	(121)	-	(151)	(272)	550	630
Vehicles	(122)	3	(48)	(167)	175	174
Furniture and fixtures and software equipment	(23)	1	(96)	(118)	399	264
Communication equipments	(39)	-	(3)	(42)	51	54
Materials and spare parts	(18)	-	(3)	(21)	591	610
Refining and distribution industrial complex	(36)	-	(55)	(91)	859	837
Petrochemical industrial complex	(27)	-	(82)	(109)	743	729
Work in progress	-	-	-	-	8,797	6,560
Advances to suppliers	-	-	-	-	747	786
Other goods	(6)	-	(1)	(7)	5	6

Total at 09.30.2017	(5,500)	(48)	(3,909)	(9,457)	47,102
Total at 09.30.2016	(2,824)	145	(1,768)	(4,447)
Total at 12.31.2016						41,090

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 10: (Continuation)

Borrowing costs capitalized in the book value of property, plant and equipment during the periods ended September 30, 2017 and 2016 amounted to $ 414 million and $ 153 million respectively.

Labor costs capitalized in the book value of property, plant and equipment during the periods ended September 30, 2017 and 2016 amounted to $ 257 million and $ 329 million respectively.

NOTE 11: INTANGIBLE ASSETS

	Original values
Type of good	At the beginning	Increase for subsidiries acquisition	Decrease	At the end

Concession agreements	951	-	-	951
Goodwill	999	-	-	999
Intangibles identified in acquisitions of companies	327	-	(50)	277
Others	14	-	(1)	13
Total at 09.30.2017	2,291	-	(51)	2,240
Total at 09.30.2016	965	1,380	12	2,357

	Amortization
Type of good	At the beginning	For the period	At the end

Concession agreements	(249)	(21)	(270)
Intangibles identified in acquisitions of companies	(28)	(32)	(60)
Others	-	(1)	(1)
Total at 09.30.2017	(277)	(54)	(331)
Total at 09.30.2016	(231)	(28)	(259)

	Net book values
Type of good	At the end	At 12.31.2016

Concession agreements	681	702
Goodwill	999	999
Intangibles identified in acquisitions of companies	217	299
Others	12	14
Total at 09.30.2017	1,909
Total at 12.31.2016		2,014

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 12: FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT AND LOSS

Non current	09.30.2017	12.31.2016
Shares	150	150
Government securities	-	592
Total non current	150	742

Current
Government securities	4,867	984
Corporate securities	-	12
Investment funds	6,996	3,189
Other	1	3
Total current	11,864	4,188

NOTE 13: FINANCIAL ASSETS AT AMORTIZATED COST

	09.30.2017	12.31.2016
Non current
Government securities	-	44
Corporate securities	1	1
Financial Trustee - Gasoducto Sur Work	-	17
Total non current	1	62

Current
Government securities	23	2
Financial Trustee - Gasoducto Sur Work	18	21
Total current	214	23

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 14: DEFERRED TAX ASSETS AND LIABILITIES, INCOME TAX AND MINIMUM NOTIONAL INCOME TAX CREDIT

The composition of the deferred tax assets and liabilities is as follows:

	09.30.2017	12.31.2016
Tax loss-carryforwards	1,397	942
Trade and other receivables	180	194
Trade and other payables	1,280	1,124
Defined benefit plans	400	361
Taxes payable	224	224
Provisions	1,387	1,735
Other	96	126
Deferred tax asset	4,964	4,706

	09.30.2017	12.31.2016
Property, plant and equipment	(4,579)	(4,637)
Intangible assets	(281)	(294)
Trade and other receivables	(994)	(851)
Financial assets at fair value through profit and loss	(77)	(95)
Borrowings	(85)	-
Investments in joint ventures and associates	(974)	(1,329)
Other	(23)	(64)
Deferred tax liabilities	(7,013)	(7,270)

Deferred tax assets and liabilities are offset in the following cases: a) when there is a legally enforceable right to offset tax assets and liabilities; and b) when deferred income tax charges are associated with the same fiscal authority. The following amounts, determined after their adequate offset, are disclosed in the statement of financial position:

	09.30.2017	12.31.2016
Deferred tax asset	1,636	1,232
Deferred tax liabilities	(3,685)	(3,796)
Net deferred tax liabilities	(2,049)	(2,564)

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 14: (Continuation)

The breakdown of income tax charge is:
	09.30.2017	09.30.2016
Current tax	1,364	565
Deferred tax	(607)	(1,139)
Direct charges for income tax	(79)	-
Difference in the estimate of previous fiscal year income tax and the income return	(329)	(5)
Minimum notional tax	-	54
Total income tax expense (gain)	349	(525)

Below is a reconciliation between income tax expense and the amount resulting from application of the tax rate on the income before taxes:

	09.30.2017	09.30.2016
Profit (loss) before tax	4,319	(2,069)
Current tax rate	35%	35%
Result at the tax rate	1,512	(724)
Share of profit of joint ventures and associates	(288)	59
Non-taxable results	(368)	(419)
Non-deductible cost	89	(5)
Non-deductible provisions	121	20
Difference in the estimate of previous fiscal year income tax and the income tax statement, net of deferred tax effect	(57)	17
Effect by different functional currency in the tax base	96	13
Other	(44)	3
Expiration of tax loss-carryforwards	2	18
Minimum notional income tax credit	-	54
Tax loss-carryforwards not previously recognized	(714)	-
Deferred tax assets not recognized	-	439
Total income tax expense (gain)	349	(525)

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 15: Trade and Other receivables

Non Current	Note	09.30.2017	12.31.2016

CAMMESA Consolidated Receivable Res. SE Nº 406/03 Inc. c)		1,972	1,702
Additional Remuneration Trusts Res. No. 95/13		701	584
Receivable for refining and distribution sales		6	6
Trade receivables, net		2,679	2,292

Tax credits		338	533
Allowance for tax credits		(35)	(105)
Related parties	30	755	740
Prepaid expenses		23	26
Financial credit		39	44
Guarantee deposits		286	80
Contractual receivables in Ecuador		926	850
Receivable for sale of property, plant and equipment		384	-
Other		12	9
Other receivables, net		2,728	2,177

Total non current		5,407	4,469

Current

Receivables from energy distribution sales		5,286	4,138
Receivables from MAT		330	311
CAMMESA		1,982	1,501
CAMMESA Consolidated Receivable Res. SE Nº 406/03 Inc. c)		26	27
Maintenance remuneration		364	492
Receivables from oil and gas sales		1,451	1,038
Receivables from refinery and distribution sales		915	949
Receivables from petrochemistry sales		985	744
Related parties	30	112	108
Other		78	25
Allowance for doubtful accounts		(641)	(429)
Trade receivables, net		10,888	8,904

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 15: (Continuation)

	Note	09.30.2017	12.31.2016

Tax credits		1,053	415
Advances to suppliers		53	24
Advances to employees		20	17
Related parties	30	174	98
Prepaid expenses		130	121
Receivables for non-electrical activities		211	228
Financial credit		76	126
Receivable for the sale of interests in subsidiaries and financial instruments		-	1,263
Guarantee deposits		591	941
Natural Gas Surplus Injection Promotion Program		2,461	1,582
Expenses to be recovered		373	314
Other		253	258
Allowance for other receivables		(147)	(147)
Other receivables, net		5,248	5,240

Total current		16,136	14,144

Book value of current trade and other financial receivables is similar to their fair value due to their short-term maturity.

Trade receivables and other long-term financial receivables are measured at amortized cost, which does not differ materially from its fair value.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 15: (Continuation)

The movements in the allowance for impairment of trade receivables are as follows:

	09.30.2017	09.30.2016
At the beginning	429	88
Allowance for impairment	241	86
Decreases	(28)	(24)
Reversal of unused amounts	(1)	(2)
Increases for purchases of subsidiaries	-	142
At the end of the period	641	290

The movements in the allowance for impairment of other receivables are as follows:

	09.30.2017	09.30.2016
At the beginning	252	314
Allowance for impairment	34	94
Decreases	(14)	(10)
Decreases for deconsolidation	-	(3)
Reversal of unused amounts	(90)	(5)
At the end of the period	182	390

NOTE 16: CASH AND CASH EQUIVALENTS

	09.30.2017	12.31.2016
Cash	15	16
Banks	432	1,305
Checks to be deposit	1	3
Investment funds	-	61
Time deposits	14	36
	462	1,421

NOTE 17: SHARE CAPITAL

As of September 30, 2017, the Company´s share capital consisted of 1,836,494.69 common shares in book-entry form with a face value of $ 1 each and each granting the right to one vote.

Pursuant to the Final Merger Commitment approved by the Boards of Directors of Pampa Energía, Petrobras, PEISA and Albares on April 19, 2017 and as a result of the indicated approved exchange ratio, the Company will issue 101,873,741 common shares with a face value of $ 1 each and each granting the right to one vote; consequently, after the perfection of the merger through absorption, the Company's capital stock will amount to 1,938,368,431 common shares.

As of September 30, 2017, the Company holds 2,500,000 treasury shares (Note 36).

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 18: TRADE AND OTHER PAYABLES

Non Current	Note	09.30.2017	12.31.2016

Customer contributions		77	98
Funding contributions for substations		60	52
Customer guarantees		95	83
Trade payables		232	233

ENRE Penalties and discounts		3,603	3,477
Loans (mutuums) with CAMMESA		1,496	1,347
Compensation agreements		67	-
Liability with FOTAE		186	173
Payment agreement with ENRE		86	106
Other		5	-
Other payables		5,443	5,103
Total non current		5,675	5,336

Current	Non Current

Suppliers		6,636	5,705
CAMMESA		6,800	5,470
Customer contributions		19	46
Discounts to customers		37	37
Funding contributions substations		10	22
Customer advances		204	384
Customer guarantees		1	15
Related parties	30	86	181
Other		6	6
Trade payables		13,799	11,866

ENRE Penalties and discounts		318	56
Related parties	30	15	14
Advances for works to be executed		14	14
Compensation agreements		462	708
Payment agreements with ENRE		63	60
Other creditors		216	55
Other		34	94
Other payables		1,122	1,001

Total current		14,921	12,867

The fair values of non-current customer contributions as of September 30, 2017 and December 31, 2016 amount to $130 million and $ 132 million, respectively. The fair values are determined based on estimated discounted cash flows in accordance with a market rate for this type of transactions. The applicable fair value category is Level 3.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 18: (Continuation)

The book value of other non-current financial liabilities are measured at amortized cost, which does not significantly differ from its fair value.

The book value of the compensation arrangements approximates their fair value due to valuation characteristics.

The book value of other financial liabilities included in trade and other payables approximates their fair value.

NOTE 19: BORROWINGS

Non Current	Note	30.09.2017	31.12.2016

Financial borrowings		4,202	691
Corporate bonds		25,706	12,158
CAMMESA financing		3,129	2,421
Related parties	30	16	16
		33,053	15,286

Current

Bank overdrafts		-	846
Financial borrowings		4,434	7,539
Corporate bonds		469	2,246
CAMMESA financing		59	34
Related parties	30	-	21
		4,962	10,686

As of September 30, 2017 and December 31, 2016, the fair values of the Group’s Non Current Corporate Bonds amount approximately to $ 28,386 million and $ 14,108 million, respectively. Such values were calculated on the basis of the estimated market price of the Company’s corporate notes at the end of each period/year (Fair value category Level 1 and 2).

The book value of current borrowings approximates their fair value due to their short-term maturity.

CAMMESA financing approximate to its fair value as it is subject to a variable rate.

The other long-term borrowing were measured at amortized cost, which does not differ significantly from its fair value.

The main variations in the Group's financial structure during the nine-month period ended September 30, 2017 and until the date of issuance of these unaudited condensed interim financial statements are described below.

As at the issuance of these condensed interim financial statements, the Company is in compliance with the covenants established in its indebtedness.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 19: (Continuation)

19.1 Generation

CTLL

On February 2 and 7, 2017, CTLL  fully redeemed the principal and interest balance of its Class 3 y Class C CBs for a total amount of $ 51 million and $ 258 million, respectively. The redemption was performed pursuant to each Prospectus Supplement's specific terms and conditions and was paid using own funds.

Additionally, on May 11, 2017 CTLL redeemed 100% of its outstanding CBs at Par for a total nominal amount of U$S 3.9 million and maturing in 2017, at a redemption price of U$S 1,000 for each U$S 1,000 of outstanding face value, plus U$S 77,783 as accrued and unpaid interest until, but excluding, the redemption date.

On July 28, 2017, CTLL executed a loan agreement for up to U$S 55 million with Finnish Export Credit Limited; this credit facility was structured by Crédit Agricole Corporate and Investment Bank (“CACIB”) with the purpose of partially financing the installation of a new Wärtsilä engine generator power plant with a 100 MW capacity in Ingeniero White. On September 15, 2017, once all the above conditions had been met, it proceeded to disburse the entire loan

The loan will be secured by a credit guarantee, 95% of which will be granted by Finnvera Plc. (the Export Credit Agency of the Republic of Finland), and the remaining 5% of which will be granted by CACIB; as well as a guarantee to be granted by the Company.

The loan will accrue interest at a variable rate consisting of the nine-month LIBO rate plus and a guarantee premium on the principal in consideration of the credit guarantee to be granted by Finnvera Plc and CACIB.

Principal will be repaid in 14 semiannual, equal and consecutive installments, the first one maturing six months as from: (i) the commercial commissioning of the plant, or (ii) November 25, 2017, whichever occurs earlier.

CTG

On August 14, 2017 CTG redeemed 100% of its outstanding CBs Class 7 for a total amount of $ 173 million and $ 10 million as accrued and unpaid interest until the redemption date.

On September 11, 2017, CTG redeemed 100% of its outstanding Class 8 CBs for a total face value of US$ 1.4 million plus interest accrued until the redemption date.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 19: (Continuation)

Greenwind

On September 27, 2017, Greenwind entered into an A/B loan agreement whereby the Inter-American Investment Corporation (“IIC”) and Banco Interamericano de Desarrollo, as “A Lenders”, and Banco Santander and Industrial and Commercial Bank of China Limited Dubai (ICBC) Branch, as “B Lenders”, granted financing to Greenwind in the amount of US$ 104 million, which will be used to finance the construction, operation and maintenance of a 100 MW wind farm which is currently being developed in Bahía Blanca, Province of Buenos Aires.

The facility will have a nine-year term as from its execution date and will be repaid in 14 monthly consecutive installments, the first one becoming due on May 15, 2020. Tranche A of the facility, for an amount of US$ 31.5 million and effective during the first three years, will accrue interest at a fixed base rate plus an applicable margin; as from the fourth year and until maturity, the facility will accrue interest at the six-month Libor rate plus the applicable margin. Tranche B of the facility, which is made up of two tranches of US$ 35 million and US$ 37.5 million each, will accrue interest at a fixed rate plus the applicable margin and the six-month Libor rate plus the applicable margin, respectively, during the first three years; as from the fourth year and until the facility’s maturity, both sub-tranches will bear interest at the six-month Libor rate plus the applicable margin. The applicable margin will initially be 3%, and will increase to 6% towards the facility’s maturity.

Pampa issued a bond for the whole facility’s principal to guarantee the operation.

On October 20, 2017, the first disbursement of the facility was made for an amount of US$ 52 million.

19.2 Oil and gas

PEPASA

During February and August 2017, PEPASA entered into various financial loan agreements with local financial institutions for U$S 130 million, with maturity between November 2017, and May 2020. These loans accrue interest at an average fixed rate of 3.9%.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 19: (Continuation)

Proceeds were destined to the financing of working capital and the early cancellation of the syndicated loan for $ 142 million; Class 14 VCPs in the amount of $ 296 million; and Series 2, 7 and 8 CBs for $ 525 million, $ 310 million and $ 403 million, respectively.

On March 15, 2017, PEPASA made an early cancellation of the remaining balance loan executed with Banco Santander on June 10, 2016 in the amount of U$S 105 million.

19.3 Holding and others

19.3.1. Syndicated Loan

On December 7, 2016 and January 18 and 26, 2017, the Company paid off U$S 130 million, U$S 70 million and U$S 71 million, respectively, of the Dollar denominated Acquisition Tranche (Note 20 to the consolidated financial statements as of December 31, 2016). Thus, as of January 26, 2017, the Company had wholly cancelled the Dollar denominated Acquisition Tranche.

On December 7, 2016, the Company cancelled $ 1,000 million of the Peso-denominated Offer Tranche. Later on, through successive payments during the months of January and February 2017, the Company wholly repaid the Peso-denominated Offer Tranche.

19.3.2. YPF Financing

On March 9, 2017, the Board Directors resolved to approve the cancellation by YPF of the price balance payable for the transfer to YPF of 33.33% of all rights and obligations over the Río Neuquén Concession and the rights and obligations representing 80% of the Aguada de la Arena area Joint Venture, through the assignment of the loan the Company held with YPF, since Pampa and Petrobras are undergoing a merger process, and the Company has taken on the management of Petrobras pursuant to the decision made by the Shareholders’ Meeting dated February 16, 2017. Furthermore, the Board of Directors agreed that Pampa, in its capacity as assigned debtor, should replace YPF. Finally, the parties agreed on the repayment of the due balances under the described terms and conditions.

19.3.3 Other Local Financing

During April 2017, the Company canceled a bank loan with Santander Rio for an amount of U$S 15 million.

During May 2017, the Company entered into financial loan agreements with different local financial institutions for a total amount of U$S 144 million, maturing in May 2020 and in May 2021, at an average fixed rate of 4.4%.

In October 2017, the Company entered into several bank loan agreements with different local financial entities for a total amount of $ 2,270 million, finally maturing in August 2018 and October 2019 and accruing interest at a 22% weighted-average fixed rate. Additionally, it executed several export financing operations with different local financial entities for a total amount of US$ 68 million, finally maturing in August, October and December 2018 and accruing interest at a 2.8% average fixed rate.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 19: (Continuation)

19.3.4. Global corporate bonds program

On January 22, 2016, the Company’s Ordinary and Extraordinary General Shareholders’ Meeting approved the creation of a global Simple Corporate Bond Program, not convertible into shares, for up to U$S 500 million or its equivalent in other currencies, and the issue to its maximum amount at any time, to be issued in one or more classes and / or series.

On November 17, 2016, the Company’s Ordinary Meeting of Shareholders approved the extension for up to U$S 1,000 million or its equivalent in foreign currencies and the issuance of corporate bonds (simple, non-convertible into shares) for up to the maximum amount set in the Corporate Bonds Program outstanding at any time, to be issued in one or more classes and/or series.

The Company’s General Extraordinary Shareholders’ Meeting held on April 7, 2017, approved an increase for up to U$S 2,000 million of the Pampa Corporate Bonds Program and to modify its terms and conditions to allow for the possibility of issuing either simple (non-convertible into shares) or convertible notes.

Additionally, the Company's Shareholders’ Meeting resolved to approve:

i)              the issuance of Corporate Bonds convertible into common shares and American Depositary Shares (“ADR”) for a face value of up to U$S 500 million;

ii)            that the issuance only be made if the Company's ADRs listing price reaches a minimum U$S 60 per ADR at the time the Board of Directors resolves to issue. In case the Convertible Bonds are issued, holders will have the option to convert their CBs into common shares and/or ADRs at a conversion price to be set by the Board of Directors, which may not be lower than the ADRs listing price at the time of issuance of the Convertible CBs plus a 30% conversion premium;

iii)           a capital stock increase and the corresponding share issuance authorization to the extent it becomes necessary to satisfy the requests for conversion. Common shares to be issued as a result of the conversion will be entitled to dividends as from the date the conversion right is exercised;

iv)          as regards the Board of Directors' proposal for the potential issuance of convertible bonds by the Company: (a) to cancel preemptive and accretion rights pursuant to the last paragraph of section 12 of the Corporate Bonds Act or, if permitted by the regulations in force, under the terms set forth by such regulations; or (b) if the requirements for the approval of subparagraph (a) are not met and in order to avoid an excessive delay in the placement of Corporate Bonds, to reduce the term of exercise of the subscription rights as permitted by Section 12 of Act No. 23,576 to 10 days and to cancel accretion rights; or (c) if the requirements set forth in subparagraphs (a) and (b) above are not met, to reduce the term to exercise the preemptive right to 10 days pursuant to Section 194 of the Companies Act. With a 70.03% capital stock majority, this motion was approved in whole except for the cancellation of preemptive and accretion rights pursuant to the last paragraph of Section 12 of the Corporate Bonds Act by in accordance with regulations in force.

Finally, on June 26, 2017, the Company’s Board of Directors approved the terms and conditions of the Convertible Corporate Bonds, which approval will only become effective when the listing price for the Company’s ADR reaches a minimum U$S 60 per ADR.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 19: (Continuation)

19.3.4.1. Issuance of Bonds

On January 24, 2017, the Company issued Class 1 Corporate Bonds for a face value of U$S 750 million with an issuance price of 99.136%, which accrue interest at a 7.5% fixed rate and will mature on January 24, 2027. Interest are payable semiannually as from July 24, 2017. Funds derived from the issuance of these CBs will be destined to investing in physical assets located in Argentina; financing working capital in Argentina; refinancing liabilities and/or making capital contributions in controlled companies or affiliates to use funds for the above-mentioned purposes.

In its meeting held on June 2, 2017, the Board of Directors approved the issuance of Class 2 Corporate Bonds, which has been suspended until the Company informs of a new Award Date through the issuance of a supplementary notice pursuant to the provisions of the suspension notice dated June 29, 2017.

NOTE 20: PROVISIONS

	Note	09.30.2017	12.31.2016
Non Current
Provisions for contingencies		3,197	3,977
Asset retirement obligation		1,916	1,719
Environmental remediation		180	174
Onerous contract (Ship or pay)	30	50	366
Other provisions		34	31
		5,377	6,267

Current
Provisions for contingencies		130	94
Asset retirement obligation		131	143
Environmental remediation		104	175
Onerous contract (Ship or pay)	30	440	394
		808	806

	09.30.2017
	For contingencies	Asset retirement obligation	For environmental remediation
Non Current
At the beginning of the year	3,977	1,719	174
Increases	606	218	15
Reclasification	(209)	-	(2)
Decreases	(828)	-	(5)
Reversal of unused amounts	(349)	(21)	(2)
At the end of the period	3,197	1,916	180

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 20: (Continuation)

	09.30.2017
	For contingencies	Asset retirement obligation	For environmental remediation
Current
At the beginning of the year	94	143	175
Increases	69	16	12
Reclasification	-	-	2
Decreases	(33)	(28)	(85)
At the end of the period	130	131	104

	09.30.2016
	For contingencies	Asset retirement obligation	For environmental remediation
Non Current
At the beginning of the year	265	49	-
Increases	222	75	3
Increases for purchases of subsidiaries	2,747	1,147	111
Decreases	(11)	-	(4)
Decreases for desconsolidation	(1)	-	-
At the end of the year	3,222	1,271	110

	09.30.2016
	For contingencies	Asset retirement obligation	For environmental remediation
Current
At the beginning of the year	71	-	-
Increases	64	87	90
Increases for purchases of subsidiaries	3	63	124
Decreases	(35)	(22)	(33)
At the end of the year	103	128	181

Arbitration Oil Combustibles S.A.

As of the date of issuance of these unaudited condensed interim financial statements, the parties agreed to terminate the arbitration, stating that they have no more claims with each other, not generating any meaningful impacts on the Company’s results.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 21: REVENUE

	09.30.2017	09.30.2016

Sales of energy to the SPOT Market	3,960	1,307
Sales of energy by contract	2,751	1,638
Other sales	20	8
Generation subtotal	6,731	2,953

Energy sales	17,462	9,032
Right of use of poles	88	72
Connection and reconnection charges	26	13
Distribution subtotal	17,576	9,117

Oil, gas and liquid sales	5,873	3,564
Other sales	491	-
Oil and gas subtotal	6,364	3,564

Administrative services sales	276	25
Other sales	6	16
Holding and others subtotal	282	41

Refinery and distribution sales	11,865	1,710
Refinery and distribution subtotal	11,865	1,710

Petrochemicals sales	5,340	895
Petrochemicals subtotal	5,340	895
Total revenue	48,158	18,280

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 22: COST OF SALES

	09.30.2017	09.30.2016
Inventories at the beginning of the year	3,360	225

Plus: Charges for the period
Incorporation of inventories for acquisition of companies	-	3,072
Purchases of inventories, energy and gas	20,813	7,101
Salaries and social security charges	3,830	2,435
Benefits to the personnel	187	81
Accrual of defined benefit plans	143	80
Fees and compensation for services	2,460	920
Property, plant and equipment depreciations	3,675	1,679
Intangible assets amortization	22	28
Transport of energy	66	8
Consumption of materials	647	284
Penalties (1)	174	1,847
Maintenance	398	187
Canons and Royalties	1,661	589
Environmental control	66	15
Rental and insurance	210	114
Surveillance and security	124	67
Taxes, rates and contributions	109	33
Communications	34	26
Water consumption	19	13
Other	110	56
Subtotal	34,748	18,635

Less: Inventories at the end of the period	(4,154)	(3,370)
Total cost of sales	33,954	15,490

(1)     Includes a recovery of $ 414 million (Note 2.2.2) net of the charge for the period of $ 588 million.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 23: SELLING EXPENSES

	09.30.2017	09.30.2016
Salaries and social security charges	813	408
Benefits to the personnel	33	14
Accrual of defined benefit plans	13	9
Fees and compensation for services	474	356
Compensation agreements	102	91
Property, plant and equipment depreciations	131	53
Intangibles assets amortizations	32	-
Taxes, rates and contributions	842	259
Communications	132	78
Penalties	112	174
Doubtful accounts	221	95
Surveillance and security	48	3
Transport	447	108
Maintenance	93	29
Other	117	25
Total selling expenses	3,610	1,702

NOTE 24: ADMINISTRATIVE EXPENSES

	09.30.2017	09.30.2016
Salaries and social security charges	1,527	954
Benefits to the personnel	94	41
Accrual of defined benefit plans	103	29
Fees and compensation for services	987	864
Compensation agreements	300	139
Directors' and Syndicates' fees	49	48
Property, plant and equipment depreciations	103	36
Consumption of materials	43	23
Maintenance	42	15
Transport and per diem	17	13
Rental and insurance	107	88
Surveillance and security	67	43
Taxes, rates and contributions	60	32
Communications	35	18
Institutional advertising and promotion	29	25
Other	48	11
Total administrative expenses	3,611	2,379

NOTE 25: EXPLORATION EXPENSES

	09.30.2017	09.30.2016
Geological and geophysical expenses	24	20
Decrease in abandoned and unproductive wells	27	56
Total exploration expenses	51	76

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 26: OTHER OPERATING INCOME AND EXPENSES

Other operating income	Note	09.30.2017	09.30.2016
Recovery of expenses		1	40
Recovery of doubtful accounts		80	5
Surplus Gas Injection Compensation		1,895	1,502
Commissions on municipal tax collections		21	15
Services to third parties		266	46
Profit for property, plant and equipment sale		28	358
Dividends received		33	6
Income recognition on account of the RTI - SE Res. No. 32/15		-	419
Higher costs recognition - SE Res. No. 250/13 and subsequent Notes		-	82
Reversal of contingencies provision		501	-
Other		130	53
Total other operating income		2,955	2,526

Other operating expenses
Provision for contingencies		(669)	(278)
Voluntary retirements - bonus		(36)	(27)
Decrease in property, plant and equipment		(10)	(49)
Severance payments		(20)	(11)
Allowance for uncollectible tax credits		(31)	(23)
Net expense for technical functions		(34)	(15)
Tax on bank transactions		(667)	(294)
Other expenses FOCEDE		-	(15)
Cost for services provided to third parties		(24)	(23)
Compensation agreements		(45)	(58)
Donations and contributions		(25)	(6)
Institutional relationships		(50)	(14)
Extraordinary Canon		(246)	-
Contingent consideration	35	(171)	-
Cease of operations in Medanito		-	(213)
Onerous contract (Ship or Pay)		(9)	-
Other		(426)	(91)
Total other operating expenses		(2,463)	(1,117)

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 27: FINANCIAL RESULTS

Finance income	09.30.2017	09.30.2016
Commercial interest	707	409
Financial interest	241	61
Other interest	99	13
Total finance income	1,047	483

Finance expenses
Commercial interest	(735)	(822)
Fiscal interest	(184)	(118)
Financial interest	(2,666)	(2,028)
Other interest	(13)	(21)
Taxes and bank commissions	(69)	(25)
Other financial expenses	(25)	(25)
Total financial expenses	(3,692)	(3,039)

Other financial results
Foreign currency exchange difference, net	(2,033)	(693)
Changes in the fair value of financial instruments	863	875
Discounted value measurement	(92)	(1)
Asset retirement obligation	(67)	(28)
Other financial results	4	4
Total other financial results	(1,325)	157

Total financial results, net	(3,970)	(2,399)

NOTE 28: EARNING (LOSS) PER SHARE

a)    Basic

Basic earnings (loss) per share are calculated by dividing the result attributable to the Company’s equity interest holders by the weighted average of outstanding common shares during the period.

b)    Diluted

Diluted earnings (loss) per share are calculated by adjusting the weighted average of outstanding common shares to reflect the conversion of all dilutive potential common shares.

Potential common shares will be deemed dilutive only when their conversion into common shares may reduce the earnings per share or increase losses per share of the continuing business. Potential common shares will be deemed anti-dilutive when their conversion into common shares may result in an increase in the earnings per share or a decrease in the losses per share of the continuing operations.

The calculation of diluted earnings (loss) per share does not entail a conversion, the exercise or another issuance of shares which may have an dilutive or anti-dilutive effect on the results per share whereby as of September 30, 2016, the diluted earnings per share is equal to basic. As of September 30, 2017, the Company does not hold any significant potential dilutive shares, therefore there are no differences with the basic earnings (loss) per share.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 28: (Continuation)

	09.30.2017	09.30.2016
Earning (loss) attributable to the equity holders of the Company	3,094	(993)
Weighted average amount of outstanding shares	1,936	1,696
Basic and diluted earnings (loss) per share	1.5981	(0.5855)

NOTE 29: SEGMENT INFORMATION

The Company is an integrated energy company in Argentina, which participates in the various segments of the electricity sector, in the exploration and production of gas and oil, in petrochemicals and in the refining and distribution of fuels.

Through its own activities, subsidiaries and holdings in joint ventures and affiliates, and based on the business nature, customer portfolio and risks involved, we were able to identify the following business segments:

Electricity Generation, consisting of the Company’s direct and indirect interests in CPB, CTG, CTLL, HINISA, HIDISA, PACOSA, Greenwind, PEFMSA, PEA, Enecor, TMB, TJSM and through its own electricity generation activities through Central Térmica Genelba and EcoEnergía, the Pichi Picún Leufú hydroelectric complex.

Electricity Distribution, consisting of the Company’s indirect interest in Edenor.

Oil and Gas, consisting of the Company’s own interests in oil and gas areas and through its direct interest in PEPASA, PELSA and investments in Oldelval and OCP associates.

Refining and Distribution, consisting of the Company’s own operations in the refinery at Bahía Blanca and the service station network, the equity interest in Refinor associate and the commercialization of the oil produced in Argentina, which is transferred at market prices from the Oil and Gas segment. The Refining and Distribution segment has a common strategy in line with the integration of Company operations and according to the industry regulations seeking to meet the domestic market supply.

Petrochemicals, comprising of the Company’s own styrenics operations and the catalytic reformer plant operations conducted in Argentine plants.

Holding and Other Business, consisting of financial investment transactions, holding activities, interests in joint businesses CITELEC and CIESA and their respective subsidiaries, which hold the concession over the high voltage electricity transmission nationwide and over gas transportation in the South of the country, respectively.

The Company manages its operating segment based on its individual net results.

Taking into account that the segments indicated above have been restructured as a consequence of the acquisition of Petrobras as of July 27, 2016, the comparative information by segment has been restated to reflect the current segmentation.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 29: (Continuation)

Consolidated profit and loss information as of September 30, 2017	Generation	Distribution of energy (1)	Oil and gas	Refining & Distribution	Petrochemicals	Holding and others	Eliminations	Consolidated
Revenue	6,731	17,576	6,364	11,865	5,340	282	-	48,158
Intersegment sales	44	-	5,595	389	34	30	(6,092)	-
Cost of sales	(3,732)	(12,720)	(8,113)	(10,540)	(4,923)	(3)	6,077	(33,954)
Gross profit (loss)	3,043	4,856	3,846	1,714	451	309	(15)	14,204

Selling expenses	(63)	(1,460)	(476)	(1,422)	(208)	-	19	(3,610)
Administrative expenses	(267)	(1,009)	(810)	(53)	(51)	(1,454)	33	(3,611)
Exploration expenses	-	-	(51)	-	-	-	-	(51)
Other operating income	374	70	2,050	164	35	262	-	2,955
Other operating expenses	(156)	(612)	(610)	(66)	(332)	(687)	-	(2,463)
Share of profit (loss) from joint ventures	(4)	-	-	-	-	824	-	820
Share of profit from associates	-	-	28	17	-	-	-	45
Operating profit (loss)	2,927	1,845	3,977	354	(105)	(746)	37	8,289

Financial income	612	182	97	14	10	170	(38)	1,047
Financial expenses	(723)	(1,152)	(241)	(13)	-	(1,601)	38	(3,692)
Other financial results	54	71	(335)	(11)	(22)	(1,082)	-	(1,325)
Financial results, net	(57)	(899)	(479)	(10)	(12)	(2,513)	-	(3,970)
Profit (loss) before income tax	2,870	946	3,498	344	(117)	(3,259)	37	4,319

Income tax and minimum notional income tax	57	(256)	(550)	(8)	-	408	-	(349)
Profit (loss) for the period	2,927	690	2,948	336	(117)	(2,851)	37	3,970

Depreciation and amortization (2)	554	320	2,787	174	84	44	-	3,963

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 29: (Continuation)

Consolidated profit and loss information as of September 30, 2017	Generation	Distribution of energy (1)	Oil and gas	Refining & Distribution	Petrochemicals	Holding and others	Eliminations	Consolidated
Total profit (loss) attributable to:
Owners of the Company	2,805	370	2,514	336	(117)	(2,851)	37	3,094
Non - controlling interest	122	320	434	-	-	-	-	876

Consolidated statement of financial position as of September 30, 2017
Assets	23,021	22,305	18,141	3,295	6,949	26,880	(6,001)	94,590
Liabilities	10,349	21,257	11,916	2,251	3,810	32,737	(6,028)	76,292

Additional consolidated information as of September 30, 2017
Increases in property, plant and equipment	4,728	2,873	2,753	123	59	50	-	10,586

(1) Includes financial results generated by Corporated Bonds issued by EASA and other consolidation adjustments.
(2) Includes amortization and depreciation of property, plant and equipment and intangible assets (recognized in cost of sales, administrative expenses and selling expenses).

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 29: (Continuation)

Consolidated profit and loss information as of September 30, 2016	Generation	Distribution of energy (1)	Oil and gas	Refining & Distribution	Petrochemicals	Holding and others	Eliminations	Consolidated
Revenue	2,953	9,117	3,564	1,710	895	41	-	18,280
Intersegment sales	9	-	584	1,015	20	17	(1,645)	-
Cost of sales	(1,601)	(9,351)	(2,956)	(2,515)	(714)	(2)	1,649	(15,490)
Gross profit (loss)	1,361	(234)	1,192	210	201	56	4	2,790

Selling expenses	(37)	(1,101)	(217)	(304)	(43)	-	-	(1,702)
Administrative expenses	(323)	(819)	(368)	(7)	(6)	(873)	17	(2,379)
Exploration expenses	-	-	(76)	-	-	-	-	(76)
Other operating income	30	558	1,881	33	(6)	30	-	2,526
Other operating expenses	(66)	(357)	(460)	5	(113)	(127)	1	(1,117)
Share of loss from joint ventures	-	-	-	-	-	(194)	-	(194)
Share of profit (loss) from associates	-	-	4	1	-	(3)	-	2
Income from the sale of subsidiaries and financial assets	-	-	-	-	-	480	-	480
Operating profit (loss)	965	(1,953)	1,956	(62)	33	(631)	22	330

Financial income	354	140	39	1	1	18	(70)	483
Financial expenses	(549)	(1,233)	(574)	(5)	-	(748)	70	(3,039)
Other financial results	175	(288)	(75)	(4)	(5)	355	(1)	157
Financial results, net	(20)	(1,381)	(610)	(8)	(4)	(375)	(1)	(2,399)
Profit (loss) before income tax	945	(3,334)	1,346	(70)	29	(1,006)	21	(2,069)

Income tax and minimum notional income tax	(255)	1,078	(241)	(2)	-	(55)	-	525
Profit (loss) for the period	690	(2,256)	1,105	(72)	29	(1,061)	21	(1,544)

Depreciation and amortization (2)	209	267	1,254	45	10	11	-	1,796

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 29: (Continuation)

Consolidated profit and loss information as of September 30, 2016	Generation	Distribution of energy (1)	Oil and gas	Refining & Distribution	Petrochemicals	Holding and others	Eliminations	Consolidated
Total profit (loss) attributable to:
Owners of the Company	606	(1,363)	885	(72)	29	(1,099)	21	(993)
Non - controlling interest	84	(893)	220	-	-	38	-	(551)

Consolidated statement of financial position as of December 31,2016
Assets	19,577	17,219	19,414	6,259	2,812	19,494	(7,498)	77,277
Liabilities	8,632	18,856	11,662	3,267	2,401	25,883	(7,498)	63,203

Additional consolidated information as of December 31, 2016
Increases in property, plant and equipment	1,322	2,009	1,542	63	18	57	-	5,011

(1) Includes financial results generated by Corporated Bonds issued by EASA for $ 256 million and other consolidation adjustments.
(2) Includes amortization and depreciation of property, plant and equipment and intangible assets (recognized in cost of sales, administrative expenses and selling expenses).

Accounting criteria used by the subsidiaries to measure results, assets and liabilities of the segments is consistent with that used in the consolidated financial statements. Transactions between different segments are conducted under market conditions. Assets and liabilities are allocated based on the segment’s activity.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 30: RELATED PARTIES´ TRANSACTIONS

a)    Sales of goods and services

	09.30.2017	09.30.2016
Joint ventures:
Transener (1)	34	5
TGS (2)	364	-
Other related parties:
TGS (2)	-	132
CYCSA	-	2
Refinor (3)	96	19
Oldelval	2	1
	496	159

(1)     Corresponds primarily to advisory services in technical assistance.

(2)     Corresponds primarily to advisory services in technical assistance and sale of refined products.

(3)     Corresponds mainly to the sale of crude oil.

b)    Purchases of goods and services

	09.30.2017	09.30.2016
Joint ventures:
Transener	(4)	(1)
TGS (1)	(147)	(61)
SACME	(33)	(26)
Other related parties:
Origenes Vida	(10)	(4)
Refinor (2)	(266)	(39)
Oldelval (3)	(51)	(13)
	(511)	(144)

(1)     Corresponds mainly to natural gas transportation services.

(2)     Corresponds mainly to the purchase of refined products.

(3)     Corresponds mainly to oil transportation services.

c)     Fees for services

	09.30.2017	09.30.2016
Other related parties:
Salaverri, Dellatorre, Burgio & Wetzler	(14)	(22)
	(14)	(22)

Corresponds to fees for legal advice.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 30: (Continuation)

d)    Other operating expenses

	09.30.2017	09.30.2016
Other related parties:
Foundation	(24)	(5)
	(24)	(5)

Corresponds to donations.

e)     Financial income

	09.30.2017	09.30.2016
Joint ventures:
TGS	48	-
	48	-

Corresponds to finance leases

f)      Financial expenses

	09.30.2017	09.30.2016
Other related parties:
Orígenes Retiro	(5)	(5)
Grupo EMES	-	(308)
	(5)	(313)

g)    Distribuited dividends

	09.30.2017	09.30.2016
Other related parties:
CIESA	-	4
Oldelval	7	-

	7	4

h)    Distribuited dividends

Other related parties:	09.30.2017	09.30.2016
EMESA	(43)	-
APCO Oil	(45)	(44)
	(88)	-

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 30: (Continuation)

i)      Transactions with corporate bonds

Sale of corporate bonds

	09.30.2017	09.30.2016
Other related parties:
Orígenes Retiro	-	590
	-	590

Purchase of corporate bonds

	09.30.2017	09.30.2016
Other related parties:
Orígenes Retiro	-	478
	-	478

j)      Balances with related parties:

As of September 30, 2017	Trade receivables	Other receivables
	Current	Non Current	Current
Joint ventures:
Transener	11	-	-
TGS	73	749	66
Greenwind	-	-	98
SACME	-	6	-
Other related parties:
Ultracore	-	-	9
Refinor	27	-	-
Other	1	-	1
	112	755	174

As of September 30, 2017	Trade payables	Other payables	Borrowings		Provisions
	Current	Current	Non Current	Current	Non Current	Current
Joint ventures:
TGS	28	-	-	-	-	-
SACME	-	4	-	-	-	-
Other related parties:
Orígenes Retiro	-	-	16	-	-	-
OCP	-	-	-	-	50	440
UTE Apache	-	4	-	-	-	-
Refinor	41	-	-	-	-	-
Oldelval	17	-	-	-	-	-
Other	-	7	-	-	-	-
	86	15	16	-	50	440

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 30: (Continuation)

As of December 31, 2016	Trade receivables	Other receivables
	Current	Non Current	Current
Joint ventures:
Transener	10	-	-
TGS	90	733	88
SACME	-	7	1
Other related parties:
Ultracore	-	-	4
Refinor	6	-	4
Oldelval	1	-	-
Other	1	-	1
	108	740	98

As of December 31, 2016	Trade payables	Other payables	Borrowings		Provisions
	Current	Current	Non Current	Current	Non Current	Current
Joint ventures:
Transener	9	-	-	-	-	-
TGS	116	-	-	-	-	-
SACME	-	5	-	-	-	-
Other related parties:
Orígenes Retiro	-	-	16	21	-	-
OCP	-	-	-	-	366	394
UTE Apache	-	5	-	-	-	-
Refinor	32	-	-	-	-	-
Oldelval	22	-	-	-	-	-
Other	2	4	-	-	-	-
	181	14	16	21	366	394

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 31: FINANCIAL INSTRUMENTS

The following chart shows the Company’s financial assets measured at fair value and classified according to their hierarchy as of September 30, 2017 and December 31, 2016.

As of September 30, 2017	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit and loss
Government securities	4,867	-	-	4,867
Shares	-	-	150	150
Investment funds	6,996	-	-	6,996
Other	1	-	-	1
Derivative financial instruments	-	4	-	4
Other receivables	227	-	-	227
Total assets	12,091	4	150	12,245

As of December 31, 2016	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit and loss
Corporate securities	12	-	-	12
Government securities	1,576	-	-	1,576
Trust	-	-	150	150
Investment funds	3,189	-	-	3,189
Other	3	-	-	3
Cash and cash equivalents
Investment funds	61	-	-	61
Derivative financial instruments	-	13	-	13
Other receivables	29	-	-	29
Total assets	4,870	13	150	5,033

The techniques used for the measurement of assets at fair value through profit and loss, classified as Level 2 and 3, are detailed below:

- Derivative Financial Instruments: calculated from variations between market prices at the closing date, and the prices at the time of agreement.

- Shares: they were determined based on Income approach through the Indirect Cash Flow method (net present value of expected future cash flows) and the discount rates used were estimated taking the Weighted Average Cost of Capital (“WACC”) rate as a parameter.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 32: ASSETS AND LIABILITIES IN FOREIGN CURRENCY

	Type	Amount of foreign currency	Exchange rate (1)	Total 09.30.2017	Total 12.31.2016
ASSETS

NON CURRENT ASSETS
Financial instruments
Financial assets at amortized cost
Third parties	U$S	-	-	-	1
Other receivables
Related parties	U$S	43.4	17.260	749	733
Third parties	U$S	93.1	17.210	1,602	934
Financial assets at fair value through profit and loss
Third parties	U$S	0.1	17.210	1	513
Total non current assets				2,352	2,181

CURRENT ASSETS

Financial instruments
Financial assets at fair value through profit and loss
Third parties	U$S	250.8	17.210	4,316	678
Derivative financial instruments
Third parties	U$S	0.7	17.210	12	-
Trade and other receivables
Related parties	U$S	9.4	17.260	162	106
Third parties	U$S	131.1	17.210	2,256	4,464
	EUR	0.1	20.294	2	1
	VEF	-	0.0000	-	2

Cash and cash equivalents	U$S	12.8	17.210	220	1,087
	EUR	2.4	20.294	49	2
Total current assets				7,017	6,340
Non Financial instruments
Non current assets classified as held for sale	U$S	1.9	17.210	32	19
Total assets				9,401	8,540

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 32: (Continuation)

	Type	Amount of foreign currency	Exchange rate (1)	Total 09.30.2017	Total 12.31.2016
LIABILITIES

NON CURRENT LIABILITIES

Financial instruments
Trade and other payables
Third parties	U$S	3.9	17.310	67	-
Borrowings
Related parties	U$S	-	-	-	16
Third parties	U$S	1,680.9	17.310	29,097	11,737

Non financial instruments
Provisions
Related parties	U$S	2.9	17.260	50	366
Third parties	U$S	159.2	17.310	2,756	2,378
Total non current liabilities				31,970	14,497

CURRENT LIABILITIES

Financial instruments
Trade and other payables
Related parties	U$S	2.9	17.260	50	95
Third parties	U$S	228.9	17.310	3,963	3,447
	EUR	1.7	20.455	34	57
	SEK	5.0	2.127	12	6
	VEF	-	0.000	-	5
Borrowings
Third parties	U$S	151.2	17.310	2,617	5,398

Non financial instruments
Salaries and social security payable
Third parties	U$S	0.1	17.310	1	1
Taxes payables
Third parties	U$S	0.8	17.310	14	11
Provisions
Related parties	U$S	25.9	17.260	446	394
Third parties	U$S	13.2	17.310	229	307
Total current liabilities				7,366	9,721
Total liabilities				39,336	24,218

(1) The Exchange rates correspond to September 30, 2017 by the National Bank for U.S. dollars (U$S), euros (EUR) and Swedish kroner (SEK). The exchange rates used correspond to those published by the Central Bank of Venezuela for the bolivar (VEF). For balances with related parties, the Exchange rate used is the average.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 33: ECONOMIC AND FINANCIAL SITUATION OF DISTRIBUTION SEGMENT

The measures adopted by the Federal Government, aimed at resolving the electricity rate situation of the electric power sector during 2016, together with the application of the RTI as from February 1, 2017 are making it possible to gradually restore Edenor’s economic and financial equation; therefore, Edenor’s Board of Directors is optimistic that the new electricity rates will result in Edenor’s operating once again under a regulatory framework with clear and precise rules, which will make it possible to not only cover the operation costs, afford the investment plans and meet debt interest payments, but also deal with the impact of the different variables that affect Edenor’s business.

As of September 30, 2017, Edenor’s comprehensive income for the nine-month period amounts to $ 678 million – profit-, whereas the working capital totals $ 4.1 billion – deficit-, which includes the amount owed to CAMMESA for $ 4.4 billion (principal plus interest accrued as of September 30, 2017).

Edenor’s equity and negative working capital reflect the deteriorated financial and cash position Edenor still has as a consequence of both the Federal Government’s delay in the compliance with certain obligations under the Adjustment Agreement and the constant increase in operating costs in prior fiscal years, which Edenor absorbed in order to comply with the execution of the investment plan and the carrying out of the essential operation and maintenance works necessary to maintain the provision of the public service object of the concession in a satisfactory manner in terms of quality and safety.

Despite the previously described progress achieved with regard to the completion of the RTI process, at the date of issuance of these condensed interim financial statements, the definitive treatment to be given, by the MEyM, to all the issues resulting from the non-compliance with the Adjustment Agreement, including the remaining balances and other effects caused by the partial measures adopted, has yet to be defined.

These issues, among other, are the following:

i)        the treatment to be given to the funds received from the Federal Government through the loans for consumption (mutuums) agreements entered into with CAMMESA for the fulfillment of the Extraordinary Investment Plan, granted to cover the insufficiency of the FOCEDE’s funds;

ii)       the conditions for the settlement of the balance outstanding with CAMMESA at the date of issuance of SEE Resolution No. 32/15;

iii)     the treatment to be given to the Penalties and Discounts determined by the ENRE, whose payment/crediting is pending.

 In this regard, on April 26, 2017 Edenor was notified that the MEyM had provided that, once the RTI process is completed, the SEE -with the participation of the Under-Secretariat for Tariff Policy Coordination- and the ENRE, shall determine in a term of 120 days whether any pending obligations exist until the effective date of the electricity rate schedules resulting from the RTI and in connection with the Adjustment Agreement entered into on February 13, 2006. In such a case, the treatment to be given to those obligations shall also be determined. Edenor has submitted the information requested by the MEyM in the framework of this requirement. At the date of issuance of these condensed interim financial statements such situation is still pending resolution.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 34: DISCONTINUATION OF THE ARBITRATION PROCEEDING BEFORE THE ICSID

On March 28, 2017 the Secretariat of the World Bank’s International Centre for Settlement of Investment Disputes ("ICSID") took note of the discontinuance of the arbitration proceeding brought by EDF International and EASA in August 2003 regarding the breach of Edenor's concession agreement as a result of the passing of Public Emergency and Exchange Rate Regime Reform Act No. 25,561. The claimants' waiver was a condition of Edenor's Contract Renegotiation Memorandum of Understanding which had to be met after the issuance of the tariff scheme resulting from the Full Tariff Review, which was implemented through ENRE Resolution No. 63/2017 dated February 1, 2017 and is effective as from such date.

NOTE 35: REGULARIZATION REGIME (MORATORIUM)

Between the 29 and the 31 of March 2017, the Company adhered to the regularization regime (moratorium) provided for Law No. 27,260 in relation to certain tax claims and provisions. The Company related liabilities were mainly attributable to contingencies identified in Petrobras’s acquisition process including interpretation differences with the Argentine tax authority regarding i) the time of recording well abandonment expenses for income tax purposes, ii) the exemption from the Tax on Personal Assets as Substitute Taxpayer for the shareholder PPSL; iii) the Tariff heading used by the Company for certain exported products; and iv) inaccurate customs regarding the importation of a turbine supplied by Siemens Germany, including certain spare parts that had not been required nor declared by the Company. In relation to the last matter described before, the Company entered into an agreement with Siemens pursuant to which Pampa will receive the reimbursement of related incurred costs. As of December 31, 2016, the carrying amount of the matters that were included in the moratorium amounted to $ 1,332 million and $ 668 million disclosed as provisions and tax payables, respectively.

As the adhesion to the regularization regime established benefits of releasing tax fines and reducing compensatory interests, the Company has recorded on March 31, 2017 a net gain after income tax effects of $335 million, which in turn, generated the payment of approximately $171 million to Petrobras Brazil as contingent consideration payable in accordance to the share purchase agreement for the acquisition of Petrobras. On April 18, 2017, the Company paid this obligation.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 36: SHARE BASED PAYMENTS

Company Value Sharing (the “Company-Value Compensation”) in PEPASA

On January 18, 2017, PEPASA’s officers requested to receive a significant portion of the right due as of that date, which was paid by the Company on January 31, 2017.

Edenor´s Share-based Compensation Plan

In the last months of fiscal year 2016, Edenor’s Board of Directors proposed that the treasury shares be used for the implementation of a long-term incentive plan in favor of executive directors, managers or other personnel holding key executive positions in the Company in an employment relationship with the latter and those who in the future are invited to participate, under the terms of section 67 of Law No. 26,831 on Capital Markets. The plan was ratified and approved by the ordinary and extraordinary shareholders’ meeting held on April 18, 2017.

At the date of issuance of these condensed interim financial statements, Edenor awarded a total of 1,618,332 shares to executive directors and managers as additional remuneration for their performance in special processes developed during fiscal year 2016.

The fair value of the previously referred to shares at the award date, amounted to $ 42 million and has been recorded in the Salaries and social security taxes line item, with a contra account in Equity.

Pampa Energia

(i)         Stock-based Compensation Plan - Specific Program for the 2017-2019 Period

On April 7, 2017, the Company's Shareholders’ Meeting ratified the approval of the Stock-based Compensation Plan by the Board of Directors on its February 8, 2017 meeting, as well as its terms and conditions; and approved the cancellation of the preferential offer to shareholders in respect to the disposition of such shares as authorized by Section 67 of Capital Markets' Act No. 26,831 for the purposes of implementing such Plan.

As of the issuance date of these Condensed Interim Financial Statements, the Company has determined that 383,198 treasury shares should be delivered to employees pursuant to the first Specific Program (2017-2019 period), with vests in March 2017, 2018 and 2019, of 33%, 33% and 34%, respectively.

As of the issuance date of these Condensed Interim Financial Statements, the Company has acquired 193,000 treasury shares and 92,280 treasury ADRs for an amount of $ 72 million, which will be destined to the implementation of the Company's Stock-based Compensation Plan.

(ii)       Compensation agreements for the Company´s Senior Management

On June 2, 2017, the Board of Directors approved the execution and signing of compensation agreements with the Company’s main officers (the “Senior Management”), conditional upon their approval by the Annual Ordinary Meeting of Shareholders to be held each year. These agreements are effective as of January 1, 2017.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 36: (Continuation)

In accordance with international practices, the purpose of these agreements is to efficiently align the Senior Management’s interests with those of the Company and its shareholders, creating value for them only inasmuch as value is generated for shareholders, that is, if the Company’s market value increases.

Under these agreements, the Senior Management will be entitled to a fixed compensation and an annual, variable and contingent long-term compensation related to the Company’s annual market value appreciation, with a cap on the Company’s operating income

With the purpose of avoiding duplication, any analogous compensation that the Senior Management had received from any of the Company’s subsidiaries, will be deducted from the compensation amount in proportion to the Company’s interests in such subsidiaries.

As of September 30, 2017, the Company recognized in its Statement of Comprehensive Income $ 155 million as the cost of such compensation indicated, offsetting entries $ 145 million in Other Payables and $ 10 million in Equity.

NOTE 37: CORPORATE REORGANIZATION

2016 Reorganization

Following the acquisition of Petrobras Argentina, Pampa Energía started a corporate reorganization plan with the purpose of simplifying and maximizing the efficiency of the Company’s structure. The proposed reorganizations will allow the Company to derive significant operative and economic advantages, including, but not limited to, those associated with a higher operating efficiency; an optimized use of available resources, and the streamlining of technical, administrative and financial structures.

In this line, the Company, as absorbing company, party of the first part, and Petrobras Argentina S.A., Petrobras Energia Internacional S.A. and Albares Renovables Argentina S.A., as absorbed companies, parties of the second part, the Shareholders’ meetings executed the Final Merger Agreement at the beginning of this year. As of the issuance of these financial statements, the merger is pending registration with the Public Registry, to which effect the Company is filing all applicable presentations with the corresponding bodies.

2017 Reorganization:

On June 26, 2017, the Board of Directors instructed the Company’s Management to start the proceedings allowing to evaluate the benefits of a merger through absorption process between the Company, as absorbing company, and certain companies of the group, as absorbed companies.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 37: (Continuation)

On September 22, 2017, the Company’s Board of Directors informed that the companies which will take part in these merger will be the Company, as absorbing company, and BLL, CTG, CTLL, EG3 Red, INDISA, INNISA, IPB, PPII, Transelec and PEPASA, as absorbed companies, in line with the tax neutrality terms set forth by Section 77 and following ones of the Income Tax Act. Furthermore, it determined that the merger would become effective on October 1, 2017, date as from which the transfer of the absorbed companies’ equity to the absorbing company will become effective and, therefore, all their rights and obligations, assets and liabilities will become incorporated into the absorbing company’s equity, all of which subject to the corresponding corporate approvals under the applicable law and the registration with the Public Registry of Commerce of the merger and the dissolution without liquidation of the absorbed companies.

Except for PEPASA, CTG, INNISA and INDISA, which have a non-controlling interest, there will no exchange ratio for the other companies subject-matter of the merger as the Company directly and/or indirectly holds 100% of the capital stock of such companies.

Lastly, since PEPASA and the Company’s assets are subject to the public offering system and listed in ByMA, the Board of Directors decided to propose to the Shareholders’ Meeting an exchange ratio based on the volume-weighted average price of the Company and PEPASA’s shares traded over the last six months, determined retroactively as from the Board meeting’s date, with a resulting exchange ratio of 2,2699 common shares in book-entry form with a face value of $ 1 each and each granting the right to one vote for each PEPASA common share in book-entry form with a face value of $ 1 and granting the right to one vote.

This merger will entail important benefits for the Company and all its corporate group, as it will allow for enhanced operating efficiency; an optimized use of available resources; the leveraging of technical, administrative and financial structures; and the implementation of converging policies, strategies and goals. Furthermore, the high complementarity between the participating companies will be leveraged, thus reducing costs resulting from the duplication and overlapping of operating and administrative structures.

The Absorbing Company and the Absorbed Companies are currently performing the necessary procedures before the applicable entities in order to obtain the authorizations, registrations and recordings necessary for the Absorbing Company to operate as the continuing company in the merger. Notwithstanding that, in view of the need to request and obtain a large number of authorizations, registrations and recordings which must be granted by several national, provincial and municipal entities and the impossibility to obtain such approvals on a simultaneous basis, some absorbed companies will exceptionally continue operating and performing certain activities on behalf and at the expense of the Absorbing Company with the sole purpose of not hindering their course of business until all authorizations, registrations and recordings are finally obtained.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 38: INCIDENT AT CENTRAL TÉRMICA GENELBA

On September 22, 2017 a major incident occurred in the TG11 unit, which makes up Central Térmica Genelba’s combined cycle plant, and which resulted in severe damage to the turbine’s generator. Following the incident, the combined-cycle generation capacity has been reduced by 50% (330 MW).

The Company is currently evaluating the cause of the failure together with the generator’s manufacturer (SIEMENS), as well as different repair alternatives and times.

As a result of this event, all applicable claims were filed and notices were given to insurance companies.

Repair tasks are expected to be completed by the end of the year.

NOTE 39: SUBSEQUENT EVENTS

39.1.          Distribution of electricity

Edenor - MEyM Resolution No. 840-E/17

On October 4, 2017, by means of Resolution No. 840-E/17, the MEyM recognized in favor of Edenor an amount of $ 323 million for the works carried out prior to the ending of the FOCEDE, requiring as a condition for such recognition to take place that Edenor notify both the Energy Secretariat and the ENRE of its decision to not only abandon any and all administrative and/or judicial claims filed, but also waive its right to any other future claim against the Federal Government, the MEyM, the SEE, the ENRE and/or CAMMESA based on the FOCEDE trust.

In this regard, on October 9, 2017, Edenor expressed that it had no administrative or judicial claims against such institutions on the aforementioned ground, and that the recourse (“recurso directo”) filed in 2015 against ENRE’s Resolution No. 356/14, pursuant to which a fine had been imposed on the Company due to the non-application of the FOCEDE’s remaining funds in due time, was not considered within the scope of such requirement.

At the date of these condensed interim financial statements, Edenor is taking the appropriate steps in order for the aforementioned recognition to take place.

Edenor’s Financial Loan

On October 11, 2017, Edenor was granted a 36-month term loan by the Industrial and Commercial Bank of China Dubai (ICBC) Branch, for an amount of USD 50 million. The proceeds of the loan will be used to finance Edenor investment plan and working capital, making it possible to partially offset the impact generated by the deferral of income mentioned in Note 2.2.1. Furthermore, it must be pointed out that such loan constitutes an “Allowed Indebtedness” within the limits stipulated in the Corporate Notes due 2022.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 39: (Continuation)

39.2 Oil and gas

Termination of Petrolera Pampa’s Service at Medanito - La Pampa Block

Pursuant to the submitted Offer, the provision of Operating Services, whereby PEPASA committed to perform operation tasks for the exploitation of hydrocarbons in the “25 de Mayo – Medanito SE” area, La Pampa section, terminated on October 28, 2017. PEPASA performed all its obligations under the offer, returned the facilities as and when required and in an operating status, and provided all the applicable environmental documentation.

Tender for Hydrocarbon Exploration Licenses in Unconventional Blocks

Under the Public Tender No 1/2017 - V Round, for the selection of companies interested in the exploration, development and eventual exploitation of the blocks located in the Province of Neuquén and concessional in favor of the Gas y Petróleo del Neuquén S.A. (‘GyP’), on November 1, 2017, the Board of Directors of GyP has proceed to award in favor of the Company for the offer summited for Las Tacanas Norte block.

Las Tacanas Norte block has a 120 km2 surface and is adjacent to El Mangrullo block, which is currently operated by the Company. The accepted offer consists of a perforation of 8 wells with the objective toward Vaca Muerta formation, and other exploratory studies. The exploratory license is for a 4-year term (2018-2021).

39.3. Refining and Distribution

Suspension of the “Agreement for the Transition to International Prices”

As a result of the suspension of the “Agreement for the Transition to International Prices” described in Note 2.5., on October 1, 2017 the Company increased its prices for high-grade gasoline and gas oil by 11%, and for Podium gasoline and Podium diesel by 5% in its distributor channel.

Furthermore, on October 23, 2017, the Company increased its prices for Podium gasoline by 12%, for high-grade gasoline and Podium diesel by 10%, and for gas oil by 9% in its gas station network.

Bioethanol Price Adjustment

On October 31, 2017, MEyM Resolution No. 415-E/2017 was published in the BO, which modifies the procedure to determine the purchase price for corn- or sugarcane-based bioethanol to be blended with gasoline for automotive use. This modification results in a decrease in the purchase costs of bioethanol, a raw material which should make up 12% of the volume of gasoline for automotive use sold in the Argentine territory.

Therefore, on November 4, 2017, Pampa accompanied the measure adopted by the major market players by reducing suggested gasoline prices at gas stations, thus transferring this cost reduction to end consumers, except in the Provinces of Chubut and Santa Cruz.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 39: (Continuation)

39.4 Call for Public Hearings

a)    Gas transportation

On October 20, 2017, ENARGAS issued Resolution No. 62/2017 calling for a public hearing to discuss a transitory tariff update to be charged against the tariff increase resulting from the RTI process. This public hearing, which will be held on November 14, 2017, will determine the new tariff charts applicable to TGS effective as from December 1, 2017.

b)    Distribution of electricity

By means of Resolution No. 526/2017, the ENRE calls a public hearing to be held on November 17, 2017 with the purpose of informing about the impact on Edenor’s customer bills of the measures to be implemented by the MEyM as a result of the public hearing that such Ministry has called (MEyM Resolution No.403-E/2017) in relation to: (i) the new power and energy reference prices in the MEM relating to the 2017-2018 summer period; (ii) the stimulus plan that rewards electric power-savings; (iii) the social tariff, and; (iv) the electric power distribution methodology.

As a consequence of that which has been previously mentioned, by means of ENRE Note No. 128,399, Edenor was informed that the MEyM had instructed the ENRE to postpone until December 1, 2017 the application of the tariff increase established in the RTI for November 1, with the result of such increase being recognized in real terms, using for such purpose the adjustment mechanism provided for in ENRE Resolution No. 63/2017.

Furthermore, with regard to the deferral of the collection of the CPD adjustment that was to be applied as from August 2017, it is instructed that in order for such adjustment to be recognized in real terms, such concept shall be applied as from December 1, 2017, using also the adjustment mechanism mentioned in the preceding paragraph.

The Company is currently analyzing the scope of the aforementioned measures and their impact, if there were any, on its projected revenues.

c)    Natural Gas Production

MEyM Resolution No. 400-E/17, published in the BO on October 23, 2017, calls for a Public Hearing to discuss new Transportation System Entry Point (“PIST”) prices for natural gas and propane gas for the distribution of undiluted propane gas through grids effective as from December 1, 2017.

The Public Hearing, which will be conducted pursuant to the General Regulations for Public Hearings within the National Executive Branch approved as Schedule I by Section 1 of Executive Order No. 1.172/03, will take place on November 15, 2017.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 39: (Continuation)

39.5 National Executive Order No. 882/2017

On November 1, 2017 and pursuant to Executive Order No. 882/2017, the National Government provided for the following:

a)       The creation of a company named Integración Energética Argentina S.A., which will result from the merger of the current companies Energía Argentina S.A. (ENARSA) and Emprendimientos Binacionales S.A. (EBISA), aiming to have a single company to manage all energy projects undertaken by the National Government, and

b)       The transfer of the equity interest and rights on assets held by the National Government (either on its own behalf or through ENARSA) in the energy sector, including, but not limited to, thermal power plants, Citelec and Central Puerto.

In the case of Ensenada de Barragán and Brigadier López power plants, the prospective purchaser will have to undertake to complete the works for their closing to combined cycles.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Pampa Energía Sociedad Anónima (Pampa Energía S.A.)

We have reviewed the accompanying unaudited consolidated condensed interim statement of financial position of Pampa Energía S.A. and its subsidiaries as of September 30, 2017, and the related unaudited consolidated condensed interim statement of comprehensive income for the nine and three-month periods ended September 30, 2017 and 2016 and the unaudited consolidated condensed interim statement of changes in equity and the unaudited consolidated condensed interim statement of cash flows for the nine-month periods ended September 30, 2017 and 2016. These interim financial statements are the responsibility of the Company’s management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States).  A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole.  Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying unaudited consolidated condensed interim financial statements for them to be in conformity with International Accounting Standard 34 “Interim Financial Reporting”, as issued by the International Accounting Standard Board.

We previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statement of financial position as of December 31, 2016, and the related consolidated statements of comprehensive income (loss), changes in equity and of cash flows for the year then ended (not presented herein), and in our report dated April 26, 2017, we expressed an unqualified opinion on those consolidated financial statements.  In our opinion, the information set forth in the accompanying condensed consolidated statement of financial position as of December 31, 2016, is fairly stated, in all material respects, in relation to the consolidated statement of financial position from which it has been derived.

Autonomous City of Buenos Aires, November 9, 2017

/s/ PRICE WATERHOUSE & CO. S.R.L.
Reinaldo Sergio Cravero (Partner)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 17, 2017

Pampa Energía S.A.

By:	/s/ Marcos Marcelo Mindlin
Name: Marcos Marcelo Mindlin Title: Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.